As filed with the Securities and Exchange Commission on April 30, 2010

Registration No. 333-161831

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1
TO
FORM S-1
ON
FORM S-3
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

CHINA INTEGRATED ENERGY, INC.

(Exact name of registrant as specified in its charter)

Delaware	65-0854589	5172
(State or Other Jurisdiction of Incorporation or Organization)	(IRS Employer Identification No.)	(Primary Standard Industrial Classification Code Number)

Dongxin Century Square, 7th Floor
Hi-Tech Development District
Xi’an, Shaanxi Province, People’s Republic of China 710043
Tel. No: +86-29-8268-3920

(Address, including zip code, and Telephone Number, including area code, of Registrant’s Principal Executive Offices)

Loeb & Loeb LLP
345 Park Avenue
New York, NY 10154
Mitchell S. Nussbaum, Esq.
Tel. No.: 212-407-4159

(Name, Address, including zip code, and Telephone Number, including area code, of Agent for Service)

With a copy to:

Mitchell S. Nussbaum, Esq.
Loeb & Loeb LLP
345 Park Avenue
New York, New York 10154
(212) 407-4159

Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☒
(Do not check if smaller reporting company)

EXPLANATORY NOTE

This registration statement constitutes post-effective amendment no. 1 on Form S-3 to registration statement on Form S-1 (no. 333-161831) previously filed and declared effective on October 29, 2009, and such post-effective amendment shall hereafter become effective in accordance with Section 8(c) of the Securities Act of 1933. This post-effective amendment removes from registration 259,265 shares which have been sold, prior to the filing hereof, originally covered by the original registration statement.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THE SELLING STOCKHOLDERS MAY NOT SELL THESE SECURITIES PUBLICLY UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

Prospectus	Subject to Completion, Dated April 30, 2010

257,935 Shares

CHINA INTEGRATED ENERGY, INC.

  Common Stock

This prospectus relates to the resale of up to 257,935 shares (the “Shares”) of common stock, par value $.0001 per share of China Integrated Energy, Inc. a Delaware corporation, that may be sold from time to time by the selling stockholders named in this prospectus on page 28 (“Selling Stockholders”).

The Shares were sold to the Selling Stockholders in privately negotiated transactions with Redsky Group Limited, a company organized under the laws of the British Virgin Islands, of which Mr. Xincheng Gao, our chairman, chief executive officer and president is the sole director and stockholder. The sale of the Shares to the Selling Stockholders was exempt from the registration requirements of the Securities Act of 1933, as amended.

We will not receive any proceeds from the sale of the Shares by the Selling Stockholders.

Our common stock is listed on the NASDAQ Capital Market under the symbol “CBEH.” The last reported sale price of our common stock on April 29, 2010, was $11.37.

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD PURCHASE SHARES ONLY IF YOU CAN AFFORD A COMPLETE LOSS OF YOUR INVESTMENT. SEE “RISK FACTORS” BEGINNING ON PAGE 5 FOR A DISCUSSION OF RISKS APPLICABLE TO US AND AN INVESTMENT IN OUR COMMON STOCK.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is      , 2010

i

Prospectus Summary

This summary highlights selected information appearing elsewhere in this prospectus. While this summary highlights what we consider to be the most important information about us, you should carefully read this prospectus and the registration statement of which this prospectus is a part in their entirety before investing in our securities, especially the risks of investing in our securities, which we discuss later in “Risk Factors.” Unless the context requires otherwise, the words “we,” “the Company,” “us,” “our” and “CBEH” refer to China Integrated Energy, Inc. (f/k/a China Bio Energy Holding Group Co., Ltd.), our subsidiaries and consolidated entities. “China” and the “PRC” refer to the People’s Republic of China.

Overview

We are a leading non-state-owned integrated energy company in the PRC engaged in three business segments: the wholesale distribution of finished oil and heavy oil products, the production and sale of biodiesel and the operation of retail gas stations.

Our primary business segment is the wholesale distribution of finished oil and heavy oil products. We are one of only four non-state-owned distributors in Shaanxi Province that are licensed to sell both finished oil and heavy oil products. We sell primarily gasoline, diesel and heavy oil in 14 provinces and municipalities through six sales offices located in various regions of China. We also use four oil storage depots located in Shaanxi Province. We have access to a 2.65-kilometer railway line at our oil storage depot located in Tongchuan City, Shaanxi Province, which connects to the main railway. We distributed 142,400 tons, 158,100 tons and 279,000 tons of finished oil and heavy oil products in 2007, 2008 and 2009, respectively.

We operate a 100,000-ton biodiesel production plant located in Tongchuan City, Shaanxi Province. We believe we are one of the largest biodiesel producers in China measured by production capacity as of the end of 2009, and the only non-state-owned integrated biodiesel producer with a distribution license. We leverage our wholesale distribution channels to sell our biodiesel to existing customers and to acquire new customers. Our biodiesel can be blended with regular petro-diesel and used by existing diesel engines with no change in engine performance. We plan to increase our biodiesel production capacity by 50,000 tons in the next 12 months through the construction of a new facility. We anticipate to complete construction of a new facility by the third quarter of 2010. As a result of the government’s support of bioenergy initiatives, we enjoy various tax incentives.

We operate twelve retail gas stations located in Xi’an City and other areas in Shaanxi Province. The average annual sales volume of each gas station is approximately 8,000 tons, equivalent to 2.7 million gallons. With our distribution license and stable finished oil supply, we generate more stable and higher margins from our retail gas stations than from our wholesale distribution of finished oil and heavy oil business, since we sell directly to retail end customers. We plan to continue to expand the portfolio of our retail gas stations through leasing or acquisitions. We are continuously looking for high-traffic locations within and outside of Xi’an City to add to our retail gas station portfolio.

We have experienced substantial growth in recent years. Our sales increased to $289.6 million for year ended December 31, 2009 from $216.5 million in the same period of 2008, representing an increase of 33.8%. Our net income increased to $37.9 million for the year ended December 31, 2009 from $18.7 million in the same period of 2008, representing an increase of 102.7%. Our sales increased to $216.5 million in 2008 from $87.1 million in 2007, representing an increase of 148.6%. Our net income increased to $18.7 million in 2008 from $8.6 million in 2007, representing an increase of 117.4%.

Our Strengths

We believe our competitive strengths include the following:

•	Vertically integrated business model – We are a leading non-state-owned integrated energy company in China. In addition to our wholesale distribution capabilities, we also have significant biodiesel production capacity and are the only non-state-owned integrated biodiesel producer with a distribution license in China. We also currently operate twelve retail gas stations.
•	Secured access to diversified and low-cost raw materials for biodiesel production – We have access to a stable and diversified source of biodiesel raw materials. In addition to non-edible seeds oil, we also use waste cooking oil and vegetable oil residue as raw material for biodiesel production. We have signed raw material purchasing contracts with local agriculture associations that organize local farmers to harvest and deliver the non-edible seeds oil to us. We also have secured access to vegetable oil residue and waste cooking oil for production of approximately 60,000 tons of biodiesel through annual contracts with vegetable oil factories and waste cooking oil collecting centers.
•	Established relationships with our suppliers and customers – Our largest supplier, Shaanxi Yanchang Petroleum (Group) Co., Ltd., or Shaanxi Yanchang Group, is the fourth largest oil company in China. We have a long-standing relationship with Shaanxi Yanchang Group, which includes establishing supply and purchasing stations with three oil refineries owned by Shaanxi Yanchang Group in Shaanxi Province. Each of our top ten customers in 2007 and 2008 continued to purchase from us in 2009. The number of customers in our wholesale distribution of finished oil and heavy oil business segment has grown substantially from 2007, at which time we had a total of 452 customers, through the end of fiscal year 2009, at which time we had a total of 1,180 customers.
•	Early mover advantages – We were one of the first non-state-owned enterprises to obtain the relevant license to engage in the wholesale distribution of finished oil and heavy oil products in Shaanxi Province. During the past 10 years, we have gradually built up our operational infrastructure, including seven sales offices with 36 full-time salespersons covering 14 provinces and municipalities in the PRC, extensive distribution channels, four oil storage depots and convenient access to strategic railway lines.
•	Experienced management team with proven track record – We have an experienced management team led by Mr. Xincheng Gao, our chairman, chief executive officer and president, who has extensive experience in the research and marketing of oil products.

Our Growth Strategies

Our key growth strategies include the following:

•	Continue to increase our biodiesel production capacity and improve control of the raw material supply – We plan to increase our biodiesel production capacity by 50,000 tons before the end of 2010, through construction of a new facility, to supplement the demand for petro-diesel. We have begun construction to increase capacity in the fourth quarter of 2009. We anticipate $15 million in capital expenditures to accomplish this goal. Although we have secured abundant feedstock supply to support our current biodiesel production, we will continue to work with provincial and local agriculture administrations and environmental protection agencies for better cooperation and support for priority purchase of agricultural feedstock, waste cooking oil, and vegetable oil residue.
•	Strengthen our relationship with key suppliers for finished oil and heavy oil and diversify our supply base – We have had a long-term strong working relationship with Shaanxi Yanchang Group, but we will also continue to maintain good relationships with other oil suppliers to ensure favorable pricing terms and a stable supply of oil products. In addition, we are also focused on exploring opportunities with new suppliers with significant oil resources and better pricing in different regions to diversify our supply chain and enhance our sales margin.
•	Expand our wholesale and retail distribution network through both organic growth and potential acquisitions – We will continue penetrating existing territories to develop new customers and meet increased demand from our existing customers as their businesses grow. We foresee industry consolidation and believe that we are well-positioned to acquire distressed competitors with working capital difficulties, if and when opportunities are presented.

•	Continue application process to obtain oil import/export license – In 2008, we submitted an application for an oil import/export license. The approval process for this license is lengthy. We will continue working with the relevant governmental agencies to obtain the license to broaden our business scope.
•	Enhance R&D efforts to improve biodiesel production technology and efficiency – We will continue working closely with leading universities and research and development institutes to develop new technologies for more efficient and cost-effective biodiesel production.

Risk Factors

We believe the following are the major risks that may materially affect us:

•	We rely on a limited number of third party suppliers for our supply of finished oil and heavy oil products and the loss of any such supplier, particularly our largest supplier, could have a material adverse effect on our operations.
•	We are highly dependent on the revenue contribution from our wholesale distribution of finished oil and heavy oil business segment. A reduction in sales from this segment would cause our revenues to decline and materially harm our business.
•	Our ability to operate at a profit is partially dependent on market prices for petroleum and biodiesel fuels, which are subject to government control in the PRC. If petroleum and biodiesel prices drop significantly, we may be unable to maintain our current profitability.
•	In the past we have derived a significant portion of our sales from a few large customers. If we were to lose any of such customers, our business, operating results and financial condition could be materially and adversely affected.
•	Our legal right to lease certain properties or accept storage services from third parties could be challenged by property owners, regulatory authorities or other third parties, which could prevent us from continuing to utilize our oil storage depots, biodiesel production facility and retail gas stations, which are located on such leased properties, or could increase the costs associated with utilizing those facilities.
•	The current economic and credit environment could have an adverse effect on demand for certain of our products and services, which would in turn have a negative impact on our results of operations, our cash flows, our financial condition, our ability to borrow and our stock price.
•	The distribution of finished oil is primarily dependent on the sufficiency of necessary infrastructure and access to means of transport, including rail transportation, which may not be available on a cost-effective basis, if at all.

For a more detailed discussion of these and other risks that we face, please see “Risk Factors” on page 5 and other information included in this prospectus.

Corporate Structure

We operate our business in the PRC through certain contractual agreements between Redsky Industrial (Xi’an) Co., Ltd., or Redsky Industrial, and Xi’an Baorun Industrial Development Co., Ltd., or Xi’an Baorun Industrial. Redsky Industrial is our indirect wholly-owned subsidiary that is a registered wholly foreign owned enterprise in the PRC. Xi’an Baorun Industrial is based in Xi’an, Shaanxi Province, PRC and owned by three Chinese citizens, including our chairman, chief executive officer and president, Mr. Xincheng Gao, who owns a 70% equity interest in Xi’an Baorun Industrial.

Executive Offices

Our executive offices are located at Dongxin Century Square, 7th Floor, Hi-Tech Development District, Xi’an, Shaanxi Province, PRC 710043. Our telephone number is 86-29-8268-3920. Our corporate website is www.cbeh.net.cn. Information contained on, or accessed through our website is not intended to constitute and shall not be deemed to constitute part of this prospectus.

The Offering

This prospectus relates to the sale by the Selling Stockholders of up to 257,935 shares of our common stock.

Common stock outstanding
33,569,091 shares as of April 13, 2010
Common stock offered by Selling Stockholders
257,935 shares
Risk Factors
See “Risk Factors” beginning on page 5 and other information included in this prospectus for a discussion of factors you should consider before deciding to invest in shares of our common stock.

Use of Proceeds

We will not receive any of the proceeds from the sale of the Shares by the Selling Stockholders.

Risk Factors

Investing in our securities involves a great deal of risk. Careful consideration should be made of the following factors as well as other information included in this prospectus before deciding to purchase our securities. You should pay particular attention to the fact that we conduct all of our operations in China and are governed by a legal and regulatory environment that in some respects differs significantly from the environment that may prevail in the U.S. and other countries. Our business, financial condition or results of operations could be affected materially and adversely by any or all of these risks.

THE FOLLOWING MATTERS MAY HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS, FINANCIAL CONDITION, LIQUIDITY, RESULTS OF OPERATIONS OR PROSPECTS, FINANCIAL OR OTHERWISE. REFERENCE TO THIS CAUTIONARY STATEMENT IN THE CONTEXT OF A FORWARD-LOOKING STATEMENT OR STATEMENTS SHALL BE DEEMED TO BE A STATEMENT THAT ANY ONE OR MORE OF THE FOLLOWING FACTORS MAY CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE IN SUCH FORWARD-LOOKING STATEMENT OR STATEMENTS.

Risks Related to Our Business

We rely on a limited number of third-party suppliers for our supply of finished oil and heavy oil products and the loss of any such supplier, particularly our largest supplier, could have a material adverse effect on our operations.

We are dependent upon our relationships with third parties for our supply of finished oil and heavy oil products. Our five largest suppliers provided 85.9%, 77.6% and 65.5% of the finished oil and heavy oil products we sold in the years ended December 31, 2007 and 2008 and 2009, respectively, with our largest supplier providing approximately 58.0%, 52.0% and 30.8%, respectively, in such periods. Should any of these suppliers, and in particular our largest supplier, terminate their supply relationships with us, fail to perform their obligations as agreed, or enter into the finished oil or heavy oil products business in competition with us, we may be unable to procure sufficient amounts of finished oil and heavy oil products to fulfill our demand. If we are unable to obtain adequate quantities of finished oil and heavy oil products at economically viable prices, our customers could seek to purchase products from other suppliers, which could have a material adverse effect on our revenues.

We are highly dependent on the revenue contribution from our wholesale distribution of finished oil and heavy oil business segment. A reduction in sales from this segment would cause our revenues to decline and materially harm our business.

We currently derive a significant majority of our sales from our wholesale distribution of finished oil and heavy oil products business segment, which accounted for 95.2%, 66.3% and 67.6% of our total sales in the years ended December 31, 2007 and 2008 and 2009, respectively. As a result, should there be an adverse industry trend in the petroleum sector, our limited diversification could result in our results of operations declining substantially and suffering disproportionately compared to our competitors that have diversified their revenue sources.

Our ability to operate at a profit is partially dependent on market prices for petroleum and biodiesel fuels, which are subject to government control in the PRC. If petroleum and biodiesel prices drop significantly, we may be unable to maintain our current profitability.

Our results of operations and financial condition are affected by the selling prices of petroleum and biodiesel fuel products. Prices are subject to and determined by market forces and actions by the PRC government over which we have no control. In the years ended December 31, 2007 and 2008 and 2009, our average selling prices for petroleum and biodiesel fuel were $2.50, $3.05 and $2.96 per gallon, respectively, and $2.43, $2.99 and $2.94 per gallon, respectively.

Although the current price-setting mechanism for refined petroleum products in China allows the PRC government to adjust prices in the PRC market when the average international crude oil price fluctuates beyond certain levels within a certain time period, the PRC government still retains full discretion as to whether or when to adjust the refined petroleum products price. The PRC government can also be expected to exercise price control over refined petroleum products once international crude oil price experiences sustained growth or becomes significantly volatile. As a result, our results of operations and financial condition may be materially and adversely affected by the fluctuation of market prices of crude oil and refined petroleum products as well as the discretionary actions of the PRC government.

We face substantial competition in our wholesale distribution of finished oil and heavy oil business segment.

We are one of the only four non-state-owned enterprises that are licensed to distribute both finished oil and heavy oil products in Shaanxi Province. Although barriers to entry in our industry are high due to stringent licensing requirements and the need for significant storage capacity for products, we face competition from companies located in other provinces and within Shaanxi Province that also engage in the wholesale distribution of finished and heavy oils. Such companies may have greater financial resources, sales resources, storage capacity and transportation capability than we do, and may have exclusive supply and purchase arrangements with suppliers as a result of long-term relationships.

Our competitors include China Petroleum and Chemical Corporation, or SINOPEC, and PetroChina Co., Ltd., or PetroChina, both of which have greater resources, brand recognition and access to more extensive distribution channels than we do.

In addition, we estimate that we have approximately ten major non-state-owned competitors in Shaanxi Province that also distribute finished oil and heavy oil products similar to ours, including Shaanxi Dongda Petro-Chemical Co., Ltd., Shaanxi Dayun Petrochemical Material Co., Ltd., and Baoji Huahai Industry Corp.

An increase in competition arising from an increase in the number or size of competitors in the wholesale distribution of finished oil and heavy oil may result in price reductions, reduced gross profit margins, loss of our market share and departure of key management personnel, any of which could adversely affect our financial condition and profitability.

Our biodiesel products face substantial competition. Other companies may discover, develop, acquire or commercialize products earlier or more successfully than we do.

Existing and future domestic competitors in the biodiesel industry, who may have a greater presence in other regions through government support, may be able to secure a significant market share in regions where we currently do not have operations. In addition, our potential competitors might be able to secure raw materials at lower costs than we can and could therefore threaten our competitive position, which could significantly impact our profitability and future prospects. Our domestic competitors include Gushan Environment Energy Ltd., China Biodiesel International Holdings Co., Ltd., China Clean Energy Inc., East River Energy Resources and Science Technology (Zhejiang) Ltd., SINOPEC, China National Offshore Oil Corporation, or CNOOC, and PetroChina, most of which have greater resources, brand recognition and access to more extensive distribution channels than we do.

We also face potential competition from foreign producers of biodiesel, which may have greater financial research and development resources than we do. Biodiesel is a relatively new product that was initially introduced outside the PRC, and the technology for producing biodiesel may be more advanced in countries other than the PRC. If foreign competitors, or domestic competitors relying on alliances with or support from foreign producers, enter the PRC biodiesel market, they may develop biodiesel that is more economically viable, which would adversely affect our ability to compete and our results of operations.

In addition, new technologies may be developed or implemented for alternative energy sources and products that use such energy sources. Advances in the development of fuels other than biodiesel or diesel, or the development of products that use energy sources other than diesel, such as gasoline hybrid vehicles and plug-in electric vehicles, could significantly reduce demand for biodiesel and thus affect our sales. Biodiesel also faces competition from fuel additives that help diesel burn cleaner and therefore reduce the comparative environmental benefits of biodiesel in relation to diesel. Other clean energy sources such as ethanol, liquefied petroleum gas, hydrogen and electricity from clean sources may be more cost-effective to produce, store, distribute or use, more environmentally friendly, or otherwise more successfully developed for commercial production in the PRC than our products. These other energy sources may also receive greater government support than our products in the form of subsidies, incentives or minimum use requirements. As a result, demand for our products may decline, our business model may no longer be viable, and our results of operations and financial condition may be materially and adversely affected.

Any increase in competition arising from an increase in the number or size of competitors or from competing technologies or other clean energy sources may result in price reductions, reduced gross profit margins, loss of our market share and departure of key management, any of which could adversely affect our financial condition and profitability.

Our limited history for producing biodiesel may not serve as an adequate basis to judge our future prospectus and results of operations.

Currently, we have only one production facility, which began producing biodiesel in October 2007, and we began selling biodiesel at the end of 2007. Our limited operating history as a producer and distributor of biodiesel makes it difficult for prospective investors to evaluate our business. Therefore, our operations are subject to all of the risks, challenges, complications and delays frequently encountered in connection with the operation of any new business, as well as those risks that are specific to the biodiesel industry. Investors should evaluate us in light of the problems and uncertainties frequently encountered by companies attempting to develop markets for new products, services, and technologies. Despite best efforts, we may never overcome these obstacles to financial success.

Our production and sale of biodiesel business segment is dependent upon the implementation of our business plan, as well as our ability to enter into agreements with third parties for the provision of necessary feedstock sources and the sale and distribution of our biodiesel on terms that will be commercially viable for us. There can be no assurance that our efforts will be successful or result in sales or profit. If we fail to execute on our business plan, there could be a material adverse effect on our operations.

The commercial success of our products depends on the degree of their market acceptance among the petroleum and biodiesel fuel community. If our products do not attain market acceptance among the petroleum and biodiesel fuel community, our operations and profitability would be adversely affected.

Our customers continually evaluate their product specifications in response to the latest developments in the energy market. Our success will depend on our ability to continue to meet our customers’ current and future requirements. We expect, therefore, to require significant ongoing investment to preserve our ability to comply with these standards in order to ensure continued product acceptance and customer retention.

Additionally, the biodiesel market is at a relatively early stage of development and the extent to which biodiesel products will be widely adopted is uncertain. The biodiesel industry may also be particularly susceptible to economic downturns. Market data in the biodiesel industry is not as readily available as data in other more established energy industries where trends can be assessed more reliably from data gathered over a longer period of time. If biodiesel technology proves unsuitable for widespread adoption or if demand for biodiesel products fails to develop sufficiently, we may not be able to grow our business or generate sufficient revenues to sustain our profitability. In addition, demand for biodiesel products in our targeted markets, including China, may not develop or may develop to a lesser extent than we anticipated.

The distribution of finished oil is primarily dependent on the sufficiency of necessary infrastructure and access to means of transport, including rail transportation, which may not be available on a cost-effective basis, if at all.

Our wholesale distribution of finished oil and heavy oil business segment depends heavily on the availability of infrastructure and means of transportation, including but not limited to adequate highway or rail capacity, including sufficient numbers of dedicated tanker trucks or cars and sufficient storage facilities.

In connection with entering into oil storage services agreements through which we use two state-owned oil depots, we currently benefit from convenient railway freight access located near such depots, which enables us to reach certain parts of China, including Sichuan, Yunnan and Guizhou Provinces, to which other distribution companies in Shaanxi Province currently do not have easy access. There can be no assurance that the PRC government will continue to allow us to utilize this railway.

Our gross margins in our wholesale distribution of finished oil and heavy oil products and in our operation of retail gas station segments are principally dependent on the spread between the average purchase price and the average selling price. If the average purchase price increases and the average selling price of our products does not similarly increase or if the average selling price of our products decreases and the average purchase price does not similarly decrease, our margins will decrease and results of operations will be harmed.

Our gross margins in the wholesale distribution of finished oil and heavy oil products and in the operation of retail gas stations depend principally on the spread between the average purchase price and the average selling price we are able to realize for our products. The spread between the average purchase price for petroleum and the average selling price of our products has been relatively stable since 2007. Prices for petroleum in the PRC are primarily influenced by the guidance prices set by the National Development and Reform Commission, or the NDRC, and supply and demand for petroleum-based fuel, rather than production costs. Any decrease in the spread between the average purchase price and the prices we are able to realize for our products, whether as a result of an increase in purchase prices or policy determinations by the NDRC, would adversely affect our financial performance and cash flows.

Our future success substantially depends on our ability to significantly increase both our biodiesel production capacity and output.

Our future success depends on our ability to significantly increase both our production capacity and our output. In particular, we intend to expand our biodiesel production capacity within the next several years. Our ability to establish additional production capacity and increase output is subject to significant risks and uncertainties, including:

•	the ability to raise significant additional funds to purchase raw materials and to build additional production facilities, which we may be unable to obtain on reasonable terms or at all;
•	delays and cost overruns as a result of a number of factors, many of which may be beyond our control, such as increases in raw materials prices and problems with equipment vendors;
•	delays or denial of required approvals by relevant government authorities;
•	diversion of significant management attention and other resources;
•	failure to maintain the lease for the land (and buildings) or to acquire additional land and buildings to be used for our biodiesel production and storage; and
•	failure to execute our expansion plan effectively.

If we are unable to establish or successfully operate additional production capacity or to increase production output, or if we encounter any of the risks described above, we may be unable to expand our business and decrease costs to improve our profitability as planned. Even if we do expand our production capacity and output, we may be unable to generate sufficient customer demand for our biodiesel to support our increased production levels.

In the past we have derived a significant portion of our sales from a few large customers. If we were to lose any of such customers, our business, operating results and financial condition could be materially and adversely affected.

Our customer base has been highly concentrated. Our top five customers accounted for approximately 17.7%, 23.3% and 39.1% of our sales for the years ended December 31, 2007 and 2008 and 2009, respectively. Our largest customer China Petroleum and Chemical Corporation Chuanyu Trading Co., Ltd. accounted for approximately 3.25%, 4.23% and 26.6% of our sales, respectively, during such periods. As our customer base may change from year-to-year, and during such years that our customer base is highly concentrated, the loss of, or reduction of our sales to, any of such major customers could have a material adverse effect on our business, operating results and financial condition. See “Business — Business Segments — Wholesale Distribution of Finished Oil and Heavy Oil — Customers” for a description of our largest customers.

We depend on our key executives, and our business and growth may be severely disrupted if we lose their services.

Our future success depends substantially on the continued services of our key executives. In particular, we are highly dependent upon Mr. Xincheng Gao, our chairman, chief executive officer and president, who has established relationships within the industries we operate. If we lose the services of one or more of our current executive officers, we may not be able to replace them readily, if at all, with suitable or qualified candidates, and may incur additional expenses to recruit and retain new officers with industry experience similar to our current officers, which could severely disrupt our business and growth. In addition, if any of our executives joins a competitor or forms a competing company, we may lose some of our suppliers or customers. Furthermore, as we expect to continue to expand our operations and develop new products, we will need to continue attracting and retaining experienced management and key research and development personnel.

Competition for qualified candidates could cause us to offer higher compensation and other benefits in order to attract and retain them, which could have a material adverse effect on our financial condition and results of operations. We may also be unable to attract or retain the personnel necessary to achieve our business objectives, and any failure in this regard could severely disrupt our business and growth.

The current economic and credit environment could have an adverse effect on demand for certain of our products and services, which would in turn have a negative impact on our results of operations, our cash flows, our financial condition, our ability to borrow and our stock price.

Since late 2008, global market and economic conditions have been disrupted and volatile. Concerns over increased energy costs, geopolitical issues, the availability and cost of credit, the U.S. mortgage market and a declining residential real estate market in the U.S. have contributed to this increased volatility and diminished expectations for the economy and the markets going forward. These factors, combined with volatile oil prices, declining business and consumer confidence and increased unemployment, have precipitated a global recession.

It is difficult to predict how long the current economic conditions will persist, whether they will deteriorate further, and which of our products, if not all of them, will be adversely affected. As a result, these conditions could adversely affect our financial condition and results of operations.

Our gross margin in our production and sale of biodiesel segment is principally dependent on the spread between feedstock prices and biodiesel prices. If the unit cost of feedstock increases and the average selling price of biodiesel does not similarly increase or if the average selling price of biodiesel decreases and the unit cost of feedstock does not similarly decrease, our margin will decrease and results of operations will be harmed.

Our gross margin in the production and sale of biodiesel segment depends principally on the spread between feedstock and biodiesel prices. The spread between biodiesel prices and feedstock prices has narrowed significantly since September 2008. Prices for vegetable oil residue, waste cooking oil and non-edible oil seeds, which have historically been our principal feedstocks and comprised approximately 88.3% of total cost of goods sold of our production and sale of biodiesel segment during the year ended December 31, 2009, do not necessarily have a direct price relationship to the price of biodiesel in a particular period. Prices for non-edible oil seeds, vegetable oil residue and waste cooking oil are principally influenced by general inflation, market and regulatory factors. Biodiesel prices, however, are primarily influenced by the guidance prices set by the NDRC and supply and demand for petroleum-based diesel fuel, rather than biodiesel production costs. This lack of correlation between production costs and product prices means that we may be unable to pass increased feedstock costs on to our customers. In the last two years, the prices of vegetable oil residue, waste cooking oil and non-edible oil seeds have fluctuated substantially due to increased demand in China resulting from its rapid economic development. Any decrease in the spread between biodiesel prices and feedstock prices, whether as a result of an increase in feedstock prices or a reduction in biodiesel prices, would adversely affect our financial condition and results of operations.

The biodiesel industry faces a number of challenges, and there is no established market for biodiesel in the PRC where biodiesel is not considered a principal source of energy for any purpose.

Biodiesel has only recently been produced for commercial applications in the PRC. The market for biodiesel products is currently confined to specific regions and is relatively small at the national level. There is no established market in the PRC where biodiesel is considered a principal source of energy for vehicles operating on diesel or for any other purpose. We cannot assure you that biodiesel will be widely accepted or will reach a broader consumer base in the PRC. Our future prospects and operational results will be adversely affected if demand for biodiesel and the biodiesel industry in the PRC fail to develop.

The global biodiesel industry is also at an early stage of development and acceptance, as compared to other more established energy industries, and significant growth has occurred only recently. Demand for biodiesel may not grow as rapidly as expected, or at all. Biodiesel and the global biodiesel industry also face a number of obstacles and drawbacks, including:

•	potentially increased nitrogen oxide (NOx) emissions as compared with most formulations of diesel;
•	gelling at lower temperatures than diesel, which can require the use of low percentage biodiesel blends in colder climates or the use of heated fuel tanks;
•	potential water contamination that can complicate handling and long-term storage;
•	reluctance on the part of some auto manufacturers and industry groups to endorse biodiesel and their recommending against the use of biodiesel or high percentage biodiesel blends;
•	potentially reduced fuel economy due to the lower energy content of biodiesel as compared with diesel;
•	potentially impaired growth due to a lack of infrastructure such as dedicated rail tanker cars and truck fleets, sufficient storage facilities, and refining and blending facilities.

The success of our expansion plans depends on growth in domestic demand for biodiesel, and we may face overcapacity if the biodiesel market in the PRC does not develop as expected. If overcapacity occurs, the expenditures we incur to expand our facilities and increase our capacity may not result in increased sales, which could cause our results of operations to be materially and adversely affected.

Our biodiesel business depends on the sufficiency of necessary infrastructure which may not occur on a timely basis, if at all, and our operations could be adversely affected by the failure to develop infrastructure or disruptions to that infrastructure.

Substantial development of infrastructure will depend upon persons and entities outside of our control, and the control of others in the biodiesel industry, generally. Areas requiring expansion include, but are not limited to:

•	adequate highway or rail capacity, including sufficient numbers of dedicated tanker trucks or cars;
•	sufficient storage facilities for feedstock and biodiesel;
•	increases in truck fleets capable of transporting biodiesel within localized markets; and
•	expansion of independent filling stations.

Substantial investments required for these infrastructure changes and expansions may not be made or they may not be made on a timely basis. Any delay or failure in making the changes to or expansion of infrastructure could hurt the demand or prices for our biodiesel products, impede our delivery of biodiesel products, impose additional costs on us or otherwise have a material adverse effect on our results of operations or financial position. Our business is dependent on the continuing availability of infrastructure and any infrastructure disruptions could have a material adverse effect on our business.

Our business will suffer if we cannot obtain, maintain or renew necessary permits or licenses.

All PRC enterprises in the finished oil and biodiesel industries are required to obtain from various PRC governmental authorities certain permits and licenses, including, without limitation, an Approval Certificate for Wholesale Distribution of Finished Oil, a Dangerous Chemical Distribution License and a Safe Production

Permit. We have obtained permits and licenses required for the distribution of finished oil. In addition, in connection with the construction of our new biodiesel factory, which was completed in October 2007, we obtained an environmental impact assessment report in January 2008. However, certain other necessary permits relating to our biodiesel factory are outstanding. Failure to obtain all necessary approvals/permits may subject us to various penalties, such as fines or being required to vacate from the facilities where we currently operate our business.

These permits and licenses are subject to periodic renewal and/or reassessment by the relevant PRC government authorities and the standards of compliance required in relation thereto may from time to time be subject to change. We intend to apply for renewal and/or reassessment of such permits and licenses when required by applicable laws and regulations, however, we cannot assure you that we can obtain, maintain or renew the permits and licenses or accomplish the reassessment of such permits and licenses in a timely manner. Any changes in compliance standards, or any new laws or regulations that may prohibit or render it more restrictive for us to conduct our business or increase our compliance costs may adversely affect our operations or profitability. Any failure by us to obtain, maintain or renew the licenses, permits and approvals, may have a material adverse effect on the operation of our business. In addition, we may not be able to carry on business without such permits and licenses being renewed and/or reassessed.

If we fail to adequately protect or enforce our intellectual property rights, or to secure rights to patents of third parties, our business could be significantly impaired.

Our success, competitive position and future revenues will depend in part on our ability to obtain and maintain patent protection for our products, methods, processes and other technologies, to preserve our trade secrets, to prevent third parties from infringing on our proprietary rights and to operate without infringing the proprietary rights of third parties.

To date, we have filed 11 patent applications with the State Intellectual Property Office of the PRC, or the SIPO. We were granted two utility model patents in 2008, and one utility model patent in 2009. The other eight patent applications have all been accepted by the SIPO, and six of them have passed the preliminary examination. In accordance with the PRC Patent Law, all utility model patents granted to us will be valid for 10 years from the date of filing. Accordingly, the two patents granted in 2008 were filed in 2006 and will be valid until 2015, and the patent granted in 2009 was filed in 2008 and will be valid until 2017.

However, we cannot fully predict the degree and range of protection these patents will afford us against competitors. Third parties may find ways to invalidate or otherwise circumvent our proprietary technology. Third parties may attempt to obtain patents claiming aspects similar to our patent applications. If we need to initiate litigation or administrative proceedings, such actions may be costly whether we win or lose. To help protect our proprietary know-how and inventions for which patents may be unobtainable or difficult to obtain, such as our core technology for oil processing, we rely on trade secret protection and confidentiality agreements. If any of our intellectual property is disclosed, our value would be significantly impaired, and our business and competitive position would suffer.

If we infringe the rights of third parties, we could be prevented from selling products, forced to pay damages and compelled to defend against litigation.

If our products, methods, processes and other technologies infringe proprietary rights of other parties, we may have to obtain licenses (which may not be available on commercially reasonable terms, if at all), redesign our products or processes, stop using the subject matter claimed in the asserted patents, pay damages, or defend litigation or administrative proceedings, which may be costly whether we win or lose. All of the above could result in a substantial diversion of valuable management resources and we could incur substantial costs.

We believe we have taken reasonable steps, including comprehensive internal and external prior patent searches, to ensure we have the freedom to operate under our intellectual property rights, and that our development and commercialization efforts can be carried out as planned without infringing others’ proprietary rights. However, a third-party patent may have been filed or will be filed that may contain subject matter of relevance to our development, causing a third-party patent holder to claim infringement. Resolving such issues has traditionally resulted, and could in our case result, in lengthy and costly legal proceedings, the outcome of which cannot be predicted accurately.

Our legal right to lease certain properties or accept oil storage services from third parties could be challenged by property owners, regulatory authorities or other third parties, which could prevent us from continuing to utilize our oil storage depots, biodiesel production facility and retail gas stations, which are located on such leased properties, or could increase the costs associated with utilizing those facilities.

Although all land in the PRC is owned by the government or by collectives, private individuals and businesses are permitted to use, lease and develop land for a specified term without owning the land, the duration of which depends on the purpose of land use. These rights to use land are termed land use rights. We do not hold any land use rights with respect to our biodiesel production facility, oil storage depots or retail gas stations. Instead, our business model relies on leases with third parties who either own the properties or lease the properties from the ultimate property owner and, with respect to two of the oil storage depots that we use, we rely on the oil storage service agreements with two state-owned entities. There may be challenges to the title of the properties and the rights to provide oil storage services which, if successful, could impair the development or operations of our oil storage depots, biodiesel production facility and retail gas stations on such properties. In addition, we are subject to the risk of potential disputes with property owners. Such disputes, whether resolved in our favor or not, may divert management attention, harm our reputation or otherwise disrupt our business.

In most instances, our immediate lessors do not possess the ultimate land use rights or proper property use rights, or have not obtained consents or approvals from the holders of the land use rights or relevant regulatory authorities to sublease the land or storage space to us. A lessor’s failure to duly obtain the title to the property or to receive any necessary approvals from the ultimate holders of the land use rights, the primary lease holder or relevant regulatory authorities, as applicable, could potentially result in the invalidation of our lease, the renegotiation of such lease leading to less favorable terms or, in serious cases, require us to vacate the properties that we occupy or pay a fine. With regard to the two state-owned depots that provide storage services to us, their failure to obtain necessary approvals or to fulfill their obligations of filing or registering with relevant regulatory authorities of such storage services under PRC laws and regulations could invalidate such storage service agreements and we may have to stop using such storage services. The building ownership or leasehold in connection with our oil storage depots, biodiesel production facility and gas retail operations could be subject to similar challenges.

In addition, three of our gas stations and our three oil extracting plants are located on pieces of land which are not permitted to be used for any non-agricultural purposes. We have not been informed by any regulatory authority that we shall cease to use such land. However, we cannot assure you that we will be able to continue to use such land in the future. If we are required to vacate from such land by any regulatory authorities, our business and results of operations may be adversely affected.

The failure of our lessors to transfer gas station operating permits to us may materially affect our ability to conduct retail gas business.

Under PRC law, the operation of gas stations requires various permits. In this regard, we conduct our retail gas station business by leasing twelve gas stations from third parties who have obtained the requisite permits. To date, we have obtained all of the necessary operating permits for six gas stations. The operating permits for the remaining retail gas station are still in the process of being transferred subject to the approval of relevant regulatory authorities. While the lease agreement requires the lessor to transfer its operating permits to us, we cannot guarantee that such permits will be transferred to us in a timely manner. If the lessor fails to transfer any of the necessary operating permits, we may not be able to conduct business at such retail gas station, and may be subject to warning, suspension of business, a fine of up to three times the illegal gains, or a fine of up to RMB 30,000.

Our lessors’ failure to comply with lease registration and other compliance requirements under PRC law may subject these lessors or us to fines or other penalties that may negatively affect our ability to utilize our oil storage depots, our biodiesel production facility or our retail gas stations.

We are subject to a number of land and property-related legal requirements. For instance, under PRC law, all lease agreements are required to be registered with the local housing bureau. Currently, none of the owners of the oil storage depots, biodiesel production facility and retail gas stations we operate and manage has obtained registrations or approval of their leases from the relevant regulatory authorities as required although we continue to request that they obtain such registrations or approvals. The failure of our lessors to register these leases and agreements as required by law or to have the leases approved may subject these lessors or us to fines, result in our being required to vacate the properties or other penalties which may negatively affect our ability to operate or use the biodiesel production facility, the oil storage depots and retail gas stations covered under those leases.

Accidents or injuries in or around our oil storage depots, biodiesel production facility, oil extracting plants or retail gas stations may adversely affect our reputation and subject us to liability.

There are inherent risks of accidents or injuries when working in or around our oil storage depots, biodiesel production facility, oil extracting plants or retail gas stations. Death and accidents could prevent us from renewing our safety production permits. One or more accidents or injuries at any of our oil storage depots or at our biodiesel production facility, oil extracting plants or retail gas stations could adversely affect our safety reputation among customers and potential customers and increase our costs if we are required to take additional measures to make our safety precautions more effective. If accidents or injuries occur, we may be held liable for costs related to the injuries. Our current insurance policy, which covers claims as a result of accidental injuries, may not provide adequate coverage and we may be unable to renew our insurance policies or obtain new insurance policies without increases in our insurance premiums or decreases in coverage levels.

Power shortages, natural disasters, terrorist acts or other events could disrupt our operations and have a material adverse effect on our business, financial position or results of operations.

Our business could be materially and adversely affected by power shortages, natural disasters, terrorist attacks or other disruptive events in the PRC. For example, in early 2008, parts of the PRC were affected by severe snow storms that significantly impacted public transportation systems and the power supply in those areas. In May 2008, Sichuan Province in the PRC suffered a strong earthquake measuring approximately 8.0 on the Richter scale that caused widespread damage and casualties. The May 2008 Sichuan earthquake had a material adverse effect on the general economic conditions in the areas affected by the earthquake and severely affected the transportation systems in those areas. Any future natural disasters, terrorist attacks or other disruptive events in the PRC could cause a reduction in usage of, or other severe disruptions to, public transportation systems and could have a material adverse effect on our business, financial position or results of operations.

We may be unable to maintain an effective system of internal control over financial reporting, and as a result we may be unable to accurately report our financial results.

Our reporting obligations as a public company place a significant strain on our management, operational and financial resources and systems. If we fail to maintain an effective system of internal control over financial reporting, we could experience delays or inaccuracies in our reporting of financial information, or non-compliance with the Securities and Exchange Commission, or the SEC, reporting and other regulatory requirements. This could subject us to regulatory scrutiny and result in a loss of public confidence in our management, which could, among other things, adversely affect our stock price.

If we require additional financing, we may not be able to find such financing on satisfactory terms or at all.

Our capital requirements may be accelerated as a result of many factors, including timing of development activities, underestimates of budget items, unanticipated expenses or capital expenditures, future product opportunities with collaborators and future business combinations. Our future growth strategy includes the construction or acquisition of biodiesel facilities that will enable us to produce more biodiesel fuel. Consequently, we may need to seek additional debt or equity financing, which may not be available on favorable terms, if at all, and which may be dilutive to our stockholders.

We may seek to raise additional capital through public or private equity offerings or debt financings. To the extent we raise additional capital by issuing equity securities, our stockholders may experience dilution. To the extent that we raise additional capital by issuing debt securities, we may incur substantial interest obligations, may be required to pledge assets as security for the debt and may be constrained by restrictive financial and/or operational covenants. Debt financing would also be superior to our stockholders’ interest in bankruptcy or liquidation.

Our insurance may not cover all claims made against us.

Currently we have property and accidental injury insurance policies. If we were held liable for amounts and claims exceeding the limits of our insurance coverage or outside the scope of our insurance coverage, the costs to cover any such shortfalls could significantly reduce and put a strain on our available cash. In addition, we do not have any business disruption insurance coverage for our operations to cover losses that may be caused by natural disasters or other disruptive events, such as an epidemic of H1N1 virus, SARS or avian flu. Any business disruption or natural disaster may result in our incurring substantial costs and diversion of our resources.

Risks Related to Our Corporate Structure

We rely on contractual arrangements with Xi’an Baorun Industrial and its stockholders for our operations in the PRC, which may not be as effective in providing control over Xi’an Baorun Industrial as direct ownership.

We have no equity ownership interest in Xi’an Baorun Industrial, and rely on contractual arrangements with Xi’an Baorun Industrial and its stockholders to control and operate Xi’an Baorun Industrial. We describe these arrangements in more detail under “Our History and Corporate Structure — Corporate Structure —  Contractual Agreements with Xi’an Baorun Industrial.” These contractual arrangements may not be as effective in providing control over Xi’an Baorun Industrial as direct ownership would be. For example, Xi’an Baorun Industrial could fail to take actions required for our business despite its contractual obligation to do so. If Xi’an Baorun Industrial, or any of its stockholders, fails to perform their respective obligations under agreements with us, we may have to incur substantial costs and resources to enforce such arrangements and may have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which may not be effective. In addition, we may not be able to renew these agreements with Xi’an Baorun Industrial and its stockholders when they expire.

Our contractual arrangements with Xi’an Baorun Industrial are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in the United States and uncertainties in the Chinese legal system could limit our ability to enforce these contractual arrangements. In the event that we are unable to enforce these contractual arrangements, our business, financial condition and results of operations could be materially and adversely affected.

If the PRC government determines that the contractual arrangements that establish the structure for operating our business do not comply with applicable regulations, our business could be adversely affected.

The government of the PRC restricts foreign investment in energy businesses (e.g., finished oil distribution and biodiesel production) in the PRC. Consequently, we operate our business in the PRC through contractual arrangements with Xi’an Baorun Industrial. Although we believe we comply with current regulations of the PRC, we cannot assure you that our current ownership and operating structure would not be found to be in violation of any current or future PRC laws or regulations or other regulatory requirements and policies. If the PRC government determines that our structure or operating arrangements do not comply with applicable law, it could:

•	revoke our business and operating licenses, require us to discontinue or restrict our operations;
•	restrict our right to collect revenues;
•	require us to restructure our operations;
•	impose additional conditions or requirements with which we may not be able to comply;
•	impose restrictions on our business operations or on our customers; or
•	take other regulatory or enforcement actions against us that could be harmful to our business.

In addition, the equity pledge among Redsky Industrial and Xi’an Baorun Industrial and Xi’an Baorun Industrial’s stockholders has not been registered and may be deemed to be invalid under PRC law.

The controlling stockholder of Xi’an Baorun Industrial may have potential conflicts of interest with us, which may adversely affect our business.

Mr. Xincheng Gao, our chairman, chief executive officer and president is the controlling stockholder of Xi’an Baorun Industrial and through his equity ownership in Redsky Group Limited, or Redsky Group, our majority stockholder, Mr. Xincheng Gao is also a beneficial owner of our common stock. He is also a director of both Xi’an Baorun Industrial and us. Conflicts of interests among his roles as stockholder, officer and director of both Xi’an Baorun Industrial and us may arise. We cannot assure you that when conflicts of interests arise, he will act in the best interests of our company or that conflicts of interests will be resolved in our favor. In addition, he may breach or cause Xi’an Baorun Industrial to breach or refuse to renew the existing contractual arrangements that allow us to receive economic benefits from Xi’an Baorun Industrial. Currently, we do not have existing arrangements to address potential conflicts of interests between Mr. Xincheng Gao and us. We rely on Mr. Xincheng Gao to abide by the laws of Delaware, which provides that directors owe fiduciary duties to us, requiring them to act in good faith and in our best interests and not to use their positions for personal gains. If we cannot resolve any conflicts of interests or disputes between us and Mr. Gao, in his capacity as the controlling stockholder of Xi’an Baorun Industrial, we would have to rely on legal proceedings, which could result in disruption of our business.

Our contractual arrangements with Xi’an Baorun Industrial may be subject to scrutiny by the PRC tax authorities and we could be required to pay additional taxes, which could substantially reduce our consolidated net income and the value of your investment.

We could face material and adverse tax consequences if the PRC tax authorities determine that our contractual arrangements with Xi’an Baorun Industrial were not priced at arm’s length for purposes of determining tax liabilities. If the PRC tax authorities determine that these contracts were not entered into on an arm’s-length basis, they may adjust our income and expenses for PRC tax purposes in the form of a transfer pricing adjustment. A transfer pricing adjustment could result in a reduction, for PRC tax purposes, of deductions recorded by Xi’an Baorun Industrial, which could adversely affect us by increasing the tax liabilities of Xi’an Baorun Industrial. This increased tax liability could further result in late payment fees and other penalties to Xi’an Baorun Industrial for underpaid taxes. Any payments we make under these arrangements or adjustments in payments under these arrangements that we may decide to make in the future will be subject to the same risk. Prices for such services will be set prospectively and therefore we do not know whether any of the payments to be made under the contracts will or will not be considered at arm’s length for purposes of determining tax liabilities.

Risks Related to Doing Business in China

PRC laws and regulations restrict foreign investment in China’s finished oil products industry. We have entered into contractual agreements with Xi’an Baorun Industrial to control and realize the benefits of the business. We are relying upon PRC laws and there is substantial uncertainty regarding the interpretation and application of current or future PRC laws and regulations.

Since we are deemed to be foreign persons or foreign-funded enterprises under PRC laws and are restricted to invest in companies operating in the finished oil products industry, we operate our businesses in China through Xi’an Baorun Industrial, an operating company that is owned by PRC citizens and not by us. Accordingly, our Chinese subsidiary, Redsky Industrial, entered into a series of exclusive contractual agreements with Xi’an Baorun Industrial. Although we believe we are in compliance with current PRC regulations, we cannot be sure that the PRC government would view these contractual arrangements to be in compliance with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. Because this structure has not been challenged or examined by PRC authorities, uncertainties exist as to whether the PRC government may interpret or apply the laws governing these arrangements in a way that is contrary to the opinion of our PRC counsel. If we, our wholly owned subsidiaries, Xi’an Baorun Industrial or the stockholders of Xi’an Baorun Industrial, were found to be in violation of any existing PRC laws or regulations, the relevant regulatory authorities would have broad discretion to deal with such violation, including, but not limited to the following:

•	levying fines;
•	confiscating income;
•	revoking licenses;
•	requiring a restructure of ownership or operations; and/or
•	requiring the discontinuance of our businesses.

Any of these or similar actions could cause significant disruption to our business operations or render us unable to conduct our business operations and may materially adversely affect our business, financial condition and results of operations.

Adverse changes in political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could materially and adversely affect our business.

All of our operations are conducted in China and all of our sales are made in China. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. The PRC economy differs from the economies of most developed countries in many respects, including:

•	the amount of government involvement;
•	the level of development;
•	the growth rate;
•	the control of foreign exchange; and
•	the allocation of resources.

While the PRC economy has grown significantly since the late 1970s, the growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall PRC economy, but may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us.

The PRC economy has been transitioning from a planned economy to a more market-oriented economy. Although the PRC government has in recent years implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, a substantial portion of the productive assets in China is still owned by the PRC government. The continued control of these assets and other aspects of the national economy by the PRC government could materially and adversely affect our business. The PRC government also exercises significant control over economic growth in China through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Efforts by the PRC government to slow the pace of growth of the PRC economy could result in decreased capital expenditure by energy users, which in turn could reduce demand for our products.

Any adverse change in the economic conditions or government policies in China could have a material adverse effect on the overall economic growth and the level of energy investments and expenditures in China, which in turn could lead to a reduction in demand for our products and consequently have a material adverse effect on our business and prospects.

The payment of dividends in the PRC is subject to limitations. We may not be able to pay dividends to our stockholders.

We conduct all of our business through our consolidated subsidiaries and affiliated companies incorporated in the PRC. We rely on dividends paid by these consolidated subsidiaries for our cash needs, including the funds necessary to pay any dividends and other cash distributions to our stockholders, to service any debt we may incur and to pay our operating expenses. The payment of dividends by entities established in the PRC is subject to limitations. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in the PRC, subject to certain statutory procedural requirements. Each of our PRC subsidiaries, including wholly foreign owned enterprises is also required to set aside at least 10.0% of their after-tax profit based on PRC accounting standards each year to their general reserves or statutory reserve fund until the aggregate amount of such reserves reaches 50.0% of their respective registered capital. Our statutory reserves are not distributable as loans, advances or cash dividends. In addition, if any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. As of December 31, 2009, our PRC subsidiaries had allocated RMB36.1 million ($4.9 million) to these reserves, consisting of general and statutory reserves. Any limitations on the ability of our PRC subsidiaries to transfer funds to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends and otherwise fund and conduct our business.

There are significant uncertainties under the EIT Law regarding our PRC enterprise income tax liabilities, such as tax on dividends paid to us by our PRC subsidiary and tax on any dividends we pay to our non-PRC corporate stockholders.

The EIT Law provides that enterprises established outside of the PRC whose “de facto management bodies” are located in the PRC are considered as a “tax-resident enterprise” and are generally subject to the uniform 25.0% enterprise income tax rate on global income. Under the implementation regulations to EIT Law, “de facto management body” refers to a managing body that in practice exercises overall management control over the production and business, personnel, accounting and assets of an enterprise. In addition, on April 22, 2009, the State Administration of Taxation of the PRC issued the Notice on the Issues Regarding Recognition of Overseas Incorporated Enterprises that are Domestically Controlled as PRC Resident Enterprises Based on the De Facto Management Body Criteria, which was retroactively effective as of January 1, 2008. This notice provides that an overseas incorporated enterprise that is controlled domestically will be recognized as a “tax-resident enterprise” if it satisfies all of the following conditions: (i) the senior management responsible for daily production/business operations are primarily located in the PRC, and the location(s) where such senior management execute their responsibilities are primarily in the PRC; (ii) strategic financial and personnel decisions are made or approved by organizations or personnel located in the PRC; (iii) major properties, accounting ledgers, company seals and minutes of board meetings and stockholder meetings, etc, are maintained in the PRC; and (iv) 50.0% or more of the board members with voting rights or senior management habitually reside in the PRC. If the PRC tax authorities determine that we are a “tax-resident enterprise,” we may be subject to enterprise income tax at a rate of 25.0% on our worldwide income. This may have an impact on our effective tax rate, and may result in a material adverse effect on our net income and results of operations. In addition, dividends paid by us to our non-PRC corporate stockholders as well as gains realized by such stockholders from the sale or transfer of our stock may be subject to a PRC tax under the EIT Law, and we may be required to withhold PRC tax on dividends paid to our non-PRC corporate stockholders.

In addition, under the EIT Law and the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion, or the Double Taxation Arrangement, which became effective on January 1, 2007, if both we and our Hong Kong subsidiary, Baorun Group, are considered as “non-tax-resident enterprises,” dividends from our PRC subsidiaries paid to us through our Hong Kong subsidiary may be subject to a withholding tax at a rate of 5.0%. Furthermore, the ultimate tax rate will be determined by treaty between the PRC and the tax residence of the holder of the PRC subsidiary. We are actively monitoring the application of the withholding tax and are evaluating appropriate organizational changes to minimize the corresponding tax impact.

Our business benefits from certain government incentives. Expiration of, or changes to, these incentives could have a material adverse effect on our operating results by significantly increasing our tax expenses.

A number of PRC government initiatives promote the adoption of clean energy sources, such as biodiesel. For example, pursuant to the Renewable Energy Medium and Long-Term Development Plan issued by the NDRC in September 2007, the PRC targets to increase its consumption of energy from renewable sources to 15.0%

of total energy consumption in the PRC by 2020. The plan also includes the promotion of renewable energy sources. Under the plan, the PRC aims to increase its annual consumption of biofuel, with the consumption of biodiesel targeted at two million tons per year by 2020. According to the Renewable Energy Law of the PRC, local governments are required to prepare a renewable energy development plan and provide financial support to renewable energy projects in rural areas. Further, the government may grant businesses engaged in biodiesel production certain benefits and incentives, while petroleum marketing enterprises are required to include biodiesel products that comply with the state standard with respect to fuel sales. These government initiatives could be modified or eliminated altogether. Such a change in policy could adversely affect the growth of the biodiesel market and cause our revenues to decline. Changes to or elimination of initiatives designed to increase general acceptance of clean energy sources could result in decreased demand for our products and have a material adverse effect on our business, results of operations and financial condition.

Furthermore, we cannot assure you that demand for our products will increase or that we will otherwise benefit from such regulations. For example, the PRC Ministry of Finance has issued the Temporary Regulation on the Management of Special Funds for the Development of Renewable Resources. Pursuant to this regulation, special funds will be provided to companies for the development of renewable resources, including petroleum substitutes. These funds may be used to promote advancement in the development of energy sources that compete with biodiesel, which may in turn reduce demand for biodiesel.

If environmental regulations are relaxed in the future, or if the enforcement of environmental regulations is not sufficiently rigorous, we may not be able to compete effectively against other manufacturers of energy products, including traditional and other clean energy source products. For example, under the Rules on the Management of Waste Oil for Food Producers, food producers must properly dispose of waste cooking oil or sell waste cooking oil to waste cooking oil processing entities or waste collection entities rather than discharging waste cooking oil into the environment or reusing it for human consumption. However, in practice, these rules may not be strictly enforced and waste oil may be disposed of through illegal means by some food producers, which would reduce the supply of waste cooking oil available for our production. Our business prospects and results of operations may be adversely affected as a result of any of the foregoing factors.

We face risks related to health epidemics and outbreak of contagious disease.

Our business could be materially and adversely affected by the effects of H1N1 flu (swine flu), avian flu, severe acute respiratory syndrome or other epidemics or outbreaks. In April 2009, an outbreak of H1N1 flu (swine flu) first occurred in Mexico and quickly spread to other countries, including the U.S. and the PRC. In the last decade, the PRC has suffered health epidemics related to the outbreak of avian influenza and severe acute respiratory syndrome. Any prolonged occurrence or recurrence of H1N1 flu (swine flu), avian flu, severe acute respiratory syndrome or other adverse public health developments in the PRC may have a material adverse effect on our business and operations. These health epidemics could result in severe travel restrictions and closures that would restrict our ability to ship our products. Potential outbreaks could also lead to temporary closure of our production facilities, our suppliers’ facilities and/or our end-user customers’ facilities, leading to reduced production, delayed or cancelled orders, and decrease in demand for our products. Any future health epidemic or outbreaks that could disrupt our operations and/or restrict our shipping abilities may have a material adverse effect on our business and results of operations.

Our operations may not develop in the same way or at the same rate as might be expected if the PRC economy were similar to the market-oriented economies of member countries in the Organization for Economic Co-Operation and Development, or OECD.

The economy of the PRC has historically been a nationalistic, “planned economy,” meaning it functions and produces according to governmental plans and pre-set targets or quotas. In certain aspects, the PRC’s economy has been transitioning to a more market-oriented economy. However, there can be no assurance of the future direction of these economic reforms or the effects these measures may have. The PRC economy also differs from the economies of most countries belonging to OECD, an international group of member countries sharing a commitment to democratic government and market economy. For instance:

•	the number and importance of state-owned enterprises in the PRC is greater than in most OECD countries;

•	the level of capital reinvestment is lower in the PRC than in most OECD countries; and
•	Chinese policies make it more difficult for foreign firms to obtain local currency in China than in OECD jurisdictions.

As a result of these differences, our operations may not develop in the same way or at the same rate as might be expected if the PRC economy were similar to those of OECD member countries.

The PRC economic cycle may negatively impact our operating results.

The rapid growth of the PRC economy before 2008 generally led to higher levels of inflation. The PRC economy has more recently experienced a slowing of its growth rate. A number of factors have contributed to this slow-down, including appreciation of the Renminbi, or RMB, the currency of China, which has adversely affected China’s exports. In addition, the slow-down has been exacerbated by the recent global crisis in the financial services and credit markets, which has resulted in significant volatility and dislocation in the global capital markets. It is uncertain how long the global crisis in the financial services and credit markets will continue and the significance of the adverse impact it may have on the global economy in general, or the Chinese economy in particular. Slowing economic growth in China could result in slowing growth and demand for our services which could reduce our revenues. In the event of a recovery in the PRC, renewed high growth levels may again lead to inflation. Government attempts to control inflation may adversely affect the business climate and growth of private enterprise. In addition, our profitability may be adversely affected if prices for our products rise at a rate that is insufficient to compensate for the rise in inflation.

Fluctuation in the value of the Renminbi may have a material adverse effect on your investment.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of Renminbi into foreign currencies, including U.S. dollars, has historically been set by the People’s Bank of China. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a band against a basket of certain foreign currencies, determined by the Bank of China, against which it can rise or fall by as much as 0.3% each day. This change in policy resulted in an approximately 17.5% appreciation in the value of the Renminbi against the U.S. dollar between July 21, 2005 and December 31, 2009. Since the adoption of this new policy, the value of Renminbi against the U.S. dollar has fluctuated on a daily basis within narrow ranges, but overall has further strengthened against the U.S. dollar. There remains significant international pressure on the PRC government to further liberalize its currency policy, which could result in a further and more significant appreciation in the value of the Renminbi against the U.S. dollar. Appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. In addition, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our common stock or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

Changes in foreign exchange regulations in the PRC may affect our ability to pay dividends in foreign currency or conduct other foreign exchange business.

The PRC government imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of the PRC. We receive substantially all of our revenues in Renminbi, which is currently not a freely convertible currency. Shortages in the availability of foreign currency may restrict our ability to remit sufficient foreign currency to pay dividends, or otherwise satisfy foreign currency-denominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from the transaction, can be made in foreign currencies without prior approval from the PRC State Administration of Foreign Exchange, or the SAFE, by complying with certain procedural requirements. However, approval from appropriate governmental authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of bank loans denominated in foreign currencies.

The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay certain of our expenses as they come due.

Our ability to implement our business plan is dependent on many factors, including our ability to receive various governmental permits.

In accordance with PRC laws and regulations, we are required to maintain various licenses and permits in order to operate our business including, without limitation, a Safety Production Permit, an Approval Certificate for Wholesale Distribution of Finished Oil and a Dangerous Chemical Distribution License. We are required to comply with applicable production safety standards in relation to our production processes and our premises and equipment are subject to periodical inspections by regulatory authorities to ensure compliance with the dangerous chemical safety production laws and regulations and finished oil distribution and retail laws and regulations. Failure to pass these inspections, or the loss or suspension of some or all of our production activities, could disrupt our operations and adversely affect our business.

Our business benefits from preferential tax treatment and changes to this treatment could adversely affect our operating results.

Prior to the effectiveness of the EIT Law, the rate of income tax on companies in China may vary depending on the availability of preferential tax treatment or subsidies based on their industry or location. However, pursuant to the EIT Law, a uniform enterprise income tax of 25.0% is generally applied to all “tax-resident enterprises” under the EIT Law as to their global income, and “High and New Technology Enterprises” enjoy a preferential tax rate of 15.0%. Two notices issued by the local State Taxation Bureau stipulate that Xi’an Baorun Industrial is to enjoy an enterprise tax exemption for the years from 2004 to the end of 2010. In this connection, the EIT Law provides that enterprises enjoying a fixed-term tax exemption or tax reduction shall, in accordance with the provisions of the State Council, continue to enjoy such exemption or reduction after the implementation hereof until the expiration of the term of such exemption or reduction.

The EIT Law further provides grandfather treatment for enterprises which were qualified as “High and New Technology Enterprises” under the previous income tax laws and were established before March 16, 2007, provided that they continue to meet the criteria for New Technology Enterprises after January 1, 2008. The grandfather provision allows these enterprises to continue to enjoy the tax holidays provided by the previous income tax laws and regulations. Xi’an Baorun Industrial was qualified as a High and New Technology Enterprise in 2009 and thus, subject to the approval by competent authorities, will be subject to a 15.0% tax rate starting from 2011 in accordance with the EIT Law and other relevant regulations.

Given the short history of the EIT Law, uncertainties remain with respect to its future interpretation and implementation. We cannot guarantee that the preferential tax treatment granted to Xi’an Baorun Industrial will not be challenged and repealed by higher level tax authorities, or that any future implementation rules will be issued that are inconsistent with the current interpretation of the EIT Law. If our operating entities are unable to qualify for income tax holidays, our effective income tax rate will increase significantly and we may have to pay additional income taxes to make up for amounts previously unpaid. This could have a material adverse effect on our operations.

Recent PRC regulations relating to the establishment of offshore special purpose companies by PRC residents limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute profits to us or otherwise adversely affect us.

The SAFE issued a public notice in October 2005, requiring PRC residents to register with the local SAFE branch before establishing or acquiring the control of any company outside of China for the purpose of financing that offshore company with assets or equity interest in a PRC company. Anytime such special purpose vehicles, or SPVs, have a major capital change event (including overseas equity or convertible bonds financing), all PRC resident stockholders must conduct a registration relating to the change within 30 days of occurrence of the event. On May 29, 2007, the SAFE issued an additional notice, clarifying some outstanding issues and providing standard operating procedures for implementing the prior notice. According to the new notice, the SAFE set up seven schedules that track registration requirements for offshore fundraising and roundtrip investments.

In March 2008, Xincheng Gao, who indirectly controls our company, registered with the SAFE’s Shaanxi Branch. We understand that he plans to update his registration to reflect the latest capital changes to each of our SPVs. However, we cannot guarantee that the SAFE will issue the updated registration certificate in a timely manner.

Further, pursuant to the above notices, if our PRC resident stockholders or beneficial owners such as Mr. Xincheng Gao fail to adhere to any of the registration requirements, or if they make any false representations to obtain the registration for roundtrip investments in onshore entities or the SPVs, they may face fines and other legal sanctions. In addition, such actions may also impede our ability to contribute additional capital or extend loans to our PRC subsidiaries, impede our PRC subsidiaries’ ability to pay dividends or otherwise distribute profits to us, or otherwise adversely affect us.

We may face PRC regulatory risks relating to our equity incentive plan.

On March 28, 2007, the SAFE promulgated a notice requiring PRC individuals who are granted stock options and other types of stock-based awards by an overseas publicly-listed company to obtain approval from the local SAFE branch through an agent of the overseas publicly-listed company (generally its PRC subsidiary or a financial institution).

We have urged our PRC management personnel, directors, employees and consultants who have been granted stock options under our 2003 Equity Incentive Plan to register them with the local SAFE pursuant to the said regulation. However, we cannot ensure that each of these individuals have carried out all of the required registration procedures.

If we, or any of these persons, fail to comply with the relevant rules or requirements, we may be subject to penalties, and may become subject to more stringent review and approval processes with respect to our foreign exchange activities, such as our PRC subsidiaries’ dividend payment to us or borrowing foreign currency loans, all of which may adversely affect our business and financial condition.

PRC regulations relating to mergers and acquisitions of domestic enterprises by foreign investors may increase the administrative burden we face and create regulatory uncertainties.

On August 8, 2006, six PRC regulatory agencies, namely, the PRC Ministry of Commerce, or the MOFCOM, the State Assets Supervision and Administration Commission, or the SASAC, the State Administration for Taxation, the State Administration for Industry and Commerce, the China Securities Regulatory Commission, or the CSRC, and the SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rule, which became effective on September 8, 2006. The M&A Rule purports, among other things, to require SPVs, formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. Based on our understanding of current PRC laws, we are not sure whether the M&A Rule would require us or our entities in China to obtain the approval from the CSRC or any other regulatory agencies in connection with the transaction contemplated by the Share Exchange Agreement we entered into on October 23, 2007.

Further, if the PRC government finds that we or our Chinese stockholders did not obtain the CSRC approval, which the CSRC may think we should have obtained before executing the Share Exchange Agreement, we could be subject to severe penalties. The M&A Rule does not stipulate the specific penalty terms, so we are not able to predict what penalties we may face, and how such penalties will affect our business operations or future strategy.

The Chinese government exerts substantial influence over the manner in which we must conduct our business activities.

We are dependent on our relationship with the local government in the province in which we operate our business. The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to taxation, environmental regulations, land use rights, property and other matters. The central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof, and could require us to divest ourselves of any interest we then hold in Chinese properties.

Future inflation in China may inhibit our ability to conduct business in China.

In recent years, the Chinese economy has experienced periods of rapid expansion and high rates of inflation. During the past ten years, the rate of inflation in China has been as high as 20.7% and as low as -2.2%. These factors have led to the adoption by the Chinese government, from time to time, of various corrective measures designed to restrict the availability of credit or regulate growth and contain inflation. High inflation may in the future cause the Chinese government to impose controls on credit and/or prices, or to take other action, which could inhibit economic activity in China, and thereby harm the market for our products.

Government regulations on environmental matters in China may adversely impact on our business.

Our production facilities are subject to numerous laws, regulations, rules and specifications relating to human health and safety and the environment. These laws and regulations address and regulate, among other matters, wastewater discharge, air quality and the generation, handling, storage, treatment, disposal and transportation of solid and hazardous wastes and releases of hazardous substances into the environment. In addition, third parties and governmental agencies in some cases have the power under such laws and regulations to require remediation of environmental conditions and, in the case of governmental agencies, to impose fines and penalties. We make capital expenditures from time to time to comply with applicable laws and regulations.

Pursuant to PRC environmental protection laws and regulations, construction or expansion of a production facility is subject to certain environment impact assessment procedures including obtaining the relevant environmental authorities' approval for the construction project. We have not obtained any approvals of environment impact assessment reports for any of our oil extracting plants, and therefore, we may be subject to fines or other legal sanctions which could adversely affect our financial condition and results of operations.

All potential environmental liabilities may not have been identified or properly quantified and a prior owner, operator, or tenant may have created an environmental condition unknown to us. We may be potentially liable for damages or cleanup, investigation or remediation costs in connection with the ownership and operation of our properties (including locations to which we may have sent waste in the past) and the conduct of our business.

State and local environmental regulatory requirements change often. Future laws, ordinances or regulations might impose material environmental liability or the current environmental condition of the properties could in the future be affected by the condition of land or operations in the vicinity of the properties (such as the presence of underground storage tanks), or by third parties unrelated to us. Moreover, it is possible that compliance with a new regulatory requirement could impose significant compliance costs on us. Such costs could have a material adverse effect on our business, financial condition and results of operations.

Uncertainties with respect to the PRC legal system could adversely affect us and we may have limited legal recourse under PRC law if disputes arise under our contracts with third parties.

Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China in particular, because these laws and regulations are relatively new, and because of the limited volume of published decisions and their non-binding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. In addition, the PRC legal system is based in part on government policies and internal rules (some of which are not published on a timely basis or at all) that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until some time after violation.

The Chinese government has enacted some laws and regulations dealing with matters such as corporate organization and governance, foreign investment, commerce, taxation and trade. However, their experience in implementing, interpreting and enforcing these laws and regulations is limited, and our ability to enforce commercial claims or to resolve commercial disputes is unpredictable. The resolution of these matters may be subject to the exercise of considerable discretion by agencies of the Chinese government, and forces unrelated to the legal merits of a particular matter or dispute may influence their determination. Any rights we may have to specific performance, or to seek an injunction under PRC law, in either of these cases, are severely limited, and without a means of recourse by virtue of the Chinese legal system, we may be unable to prevent these situations from occurring. The occurrence of any such events could have a material adverse effect on our business, financial condition and results of operations.

We must comply with the Foreign Corrupt Practices Act.

We are required to comply with the United States Foreign Corrupt Practices Act, which prohibits U.S. companies from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. Foreign companies, including some of our competitors, are not subject to these prohibitions. Certain of our suppliers are owned by the PRC government and our dealings with them are likely to be considered to be with government officials for these purposes. Corruption, extortion, bribery, pay-offs, theft and other fraudulent practices occur from time-to-time in mainland China. If our competitors engage in these practices, they may receive preferential treatment from personnel of some companies, giving our competitors an advantage in securing business or from government officials who might give them priority in obtaining new licenses, which would put us at a disadvantage. We could suffer severe penalties if our employees or other agents were found to have engaged in such practices.

Risks Related to Our Common Stock

The outstanding warrants may adversely affect us in the future and cause dilution to existing stockholders.

We currently have warrants outstanding to purchase up to 4,007,273 shares of our common stock. The term of these warrants expire between August 2011 and 2013 and the exercise prices range from $3.00 to $6.00 per share, subject to adjustment in certain circumstances. Exercise of the warrants may cause dilution in the equity interests of other stockholders as a result of the additional common stock that would be issued upon exercise. In addition, sales of the shares of our common stock issuable upon exercise of the warrants could have a depressive effect on the price of our stock, particularly if there is not a coinciding increase in demand by purchasers of our common stock. Further, the terms on which we may obtain additional financing during the period any of the warrants remain outstanding may be adversely affected by the existence of these warrants.

Volatility in our common stock price may subject us to securities litigation.

Stock markets, in general, have experienced in recent months, and continue to experience, significant price and volume volatility, and the market price of our common stock may continue to be subject to similar market fluctuations unrelated to our operating performance or prospects. This increased volatility, coupled with depressed economic conditions, could continue to have a depressing effect on the market price of our common stock. Over the past 12 months, the sales price of our common stock has fluctuated between $11.69 and $3.50. The following factors, many of which are beyond our control, may influence our stock price:

•	announcements of technological or competitive developments;
•	regulatory developments in the PRC affecting us, our customers or our competitors;
•	announcements regarding patent or other intellectual property litigation or the issuance of patents to us or our competitors or updates with respect to the enforceability of patents or other intellectual property rights generally in the PRC or internationally;
•	actual or anticipated fluctuations in our quarterly operating results;
•	changes in financial estimates by securities research analysts;
•	changes in the economic performance or market valuations of our competitors;

•	addition or departure of our executive officers;
•	release or expiration of lock-up or other transfer restrictions on our outstanding common stock; and
•	sales or perceived sales of additional shares of our common stock.

In addition, the securities market has, from time to time, experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. Any of these factors could result in large and sudden changes in the volume and trading price of our common stock and could cause our stockholders to incur substantial losses. In the past, following periods of volatility in the market price of a company’s securities, stockholders have often instituted securities class action litigation against that company. If we were involved in a class action suit or other securities litigation, it would divert the attention of our senior management, require us to incur significant expense and, whether or not adversely determined, could have a material adverse effect on our business, financial condition, results of operations and prospects.

We do not anticipate paying cash dividends on our common stock in the foreseeable future.

We do not anticipate paying cash dividends in the foreseeable future. Presently, we intend to retain all of our earnings, if any, to finance development and expansion of our business. PRC capital and currency regulations may also limit our ability to pay dividends. Consequently, your only opportunity to achieve a positive return on your investment in us will be if the market price of our common stock appreciates.

Your ability to bring an action against us or against our directors and officer, or to enforce a judgment against us or them, will be limited because we conduct substantially all of our operations in the PRC and because the majority of our directors and officers reside outside of the United States.

We are a Delaware holding company and most of our assets are located outside of the United States. Most of our current operations are conducted in the PRC. In addition, most of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons is located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. It may also be difficult for you to enforce in U.S. courts judgments on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, most of whom are not residents in the United States and the substantial majority of whose assets are located outside of the United States. In addition, there is uncertainty as to whether the courts of the PRC would recognize or enforce judgments of U.S. courts. Our counsel as to PRC law has advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. Courts in the PRC may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based on treaties between the PRC and the country where the judgment is made or on reciprocity between jurisdictions. The PRC does not have any treaties or other arrangements that provide for the reciprocal recognition and enforcement of foreign judgments with the United States. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates basic principles of PRC law or national sovereignty, security or the public interest. So it is uncertain whether a PRC court would enforce a judgment rendered by a court in the United States.

Anti-takeover provisions of the Delaware General Corporation Law and some provisions in our certificate of incorporation and bylaws could have a material adverse effect on the rights of holders of our common stock.

We are subject to Section 203 of the Delaware General Corporation Law. This provision generally prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date the stockholder became an interested stockholder, unless:

•	prior to such date, the board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;
•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85.0% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
•	on or subsequent to such date, the business combination is approved by the Board of Directors and authorized at an annual meeting or special meeting of stockholders and not by written consent, by the affirmative vote of at least 66.7% of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;
•	any sale, transfer, pledge or other disposition of 10.0% or more of the assets of the corporation involving the interested stockholder;
•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;
•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or
•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an “interested stockholder” as any entity or person beneficially owning 15.0% or more of the outstanding voting stock of a corporation, or an affiliate or associate of the corporation and was the owner of 15.0% or more of the outstanding voting stock of a corporation at any time within three years prior to the time of determination of interested stockholder status; and any entity or person affiliated with or controlling or controlled by such entity or person.

Anti-takeover provisions of the Delaware General Corporation Law, may make it more difficult to acquire our company or effect a change in control of our company, even if an acquisition or change in control would be in the interest of our stockholders or if an acquisition or change in control would provide our stockholders with a premium for their shares over then current market prices.

Our certificate of incorporation and bylaws contain provisions that could have the effect of discouraging potential acquisition proposals or tender offers or delaying or preventing a change in control of our company, including changes a stockholder might consider favorable. In particular, our certificate of incorporation and bylaws, as applicable, among other things, provide that:

•	our Board of Directors shall have the ability to alter our bylaws without stockholder approval;
•	an advance notice procedure with regard to the nomination of candidates for election as directors and with regard to business to be brought before a meeting of stockholders; and
•	vacancies on our Board of Directors may be filled by a majority of directors in office, although less than a quorum.

Such provisions may have the effect of discouraging a third party from acquiring our company, even if doing so would be beneficial to its stockholders. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by them, and to discourage some types of transactions that may involve an actual or threatened change in control of our company. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage some tactics that may be used in proxy fights.

However, these provisions could have the effect of discouraging others from making tender offers for our shares. These provisions also may have the effect of preventing changes in our management.

One of our directors and officers controls a majority of our common stock and his interests may not align with the interests of our other stockholders.

Mr. Xincheng Gao, our chairman, chief executive officer and president, through Redsky Group, which he controls, currently beneficially owns approximately 65.9% of our issued and outstanding common stock as of December 31, 2009. This significant concentration of share ownership may adversely affect the trading price of our common stock because investors often perceive a disadvantage in owning shares in a company with one or several controlling stockholders. Furthermore, our directors and officers, as a group, have the ability to significantly influence or control the outcome of all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, such as mergers, consolidations or the sale of substantially all of our assets. This concentration of ownership may have the effect of delaying or preventing a change in control of our company which could deprive our stockholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our common stock. In addition, without the consent of Mr. Gao or Redsky Group, we could be prevented from entering into transactions that could be beneficial to us. Mr. Gao or Redsky Group may cause us to take actions that are opposed by other stockholders as his interests may differ from those of other stockholders.

Future issuances of capital stock may depress the trading price of our common stock.

Any issuance of shares of our common stock could dilute the interests of our existing stockholders and could substantially decrease the trading price of our common stock. We may issue additional shares of common stock in the future for a number of reasons, including to finance our operations and business strategy (including in connection with acquisitions, strategic collaborations or other transactions).

Sales of a substantial number of shares of our common stock in the public market could depress the market price of our common stock, and impair our ability to raise capital through the sale of additional equity securities. We cannot predict the effect that future sales of our common stock or other equity-related securities would have on the market price of our common stock.

Forward-Looking Statements

This prospectus contains forward-looking statements that involve substantial risks and uncertainties. These include statements about our expectations, beliefs, intentions or strategies for the future, which are indicated by words or phrases such as “anticipate,” “expect,” “intend,” “plan,” “will,” “we believe,” “management believes” and similar words or phrases. The forward-looking statements are based on our current expectations and are subject to certain risks, uncertainties and assumptions. Our actual results could differ materially from results anticipated in these forward-looking statements. All forward-looking statements included in this document are based on information available to us as of the date hereof, and we assume no obligation to update any such forward-looking statements.

SELLING STOCKHOLDERS

We are registering for resale shares of our common stock that are currently issued and outstanding. We are registering the shares to permit the Selling Stockholders and their pledgees, donees, transferees and other successors-in-interest that receive their shares from a Selling Stockholder as a gift, partnership distribution or other non-sale related transfer after the date of this prospectus to resell the shares when and as they deem appropriate in the manner described in the “Plan of Distribution”.

The following table sets forth:

•	the name of the Selling Stockholders,
•	the number of shares of our common stock that the Selling Stockholders beneficially owned prior to the offering for resale of the Shares under this prospectus,
•	the maximum number of shares of our common stock that may be offered for resale for the account of the Selling Stockholders under this prospectus, and
•	the number and percentage of shares of our common stock to be beneficially owned by the Selling Stockholders after the offering of the shares (assuming all of the offered shares are sold by the Selling Stockholders).

On September 10, 2009, each of the Selling Stockholders entered into a securities purchase agreement with Redsky Group Limited, a British Virgin Islands entity, which at such time owned 81.6% of our common stock and is controlled by our chairman, chief executive officer and president, Mr. Xincheng Gao. Each agreement provides for the purchase and sale of the shares in a private transaction, exempt from registration under the Securities Act. Mr. Zhang purchased 310,320 shares of common stock at $4.50 per share for an aggregate purchase price of $1,396,440, and Mr. Gong purchased 206,880 shares of common stock at $4.50 per share for an aggregate purchase price of $930,960.

Each of the Selling Stockholders issued a promissory note to Redsky for the full amount of their respective purchase prices. The notes mature on September 10, 2010 and bear no interest. The Selling Stockholders have the right to prepay any amount under their respective note without payment of any premium or penalty. The failure by a Selling Stockholder to make the payment when due, as well as the commencement of voluntary or involuntary liquidation, bankruptcy or other similar proceedings, constitutes an event of default under the note, allowing Redsky to accelerate payment under the note and exercise all other rights, powers and remedies under law or equity.

On August 10, 2009, our board of directors authorized us to grant to each of the Selling Stockholders piggy back registration rights with respect to the shares. We entered into a registration rights agreement on September 10, 2009 with the Selling Stockholders, whereby we granted piggyback registration rights to them to include the Shares on the next registration statement filed by us or on behalf of the account of one of our stockholders. There are no provisions under the registration rights agreement that subject us to the payment of any liquidated damages. The registration of the Shares on the registration statement of which this prospectus forms a part, satisfies our obligation under the Registration Rights Agreement.

Neither of the Selling Stockholders is a broker-dealer or an affiliate of a broker-dealer.

Each Selling Stockholder may offer for sale all or part of the Shares from time to time. The table below assumes that the Selling Stockholders will sell all of the Shares offered for sale. A Selling Stockholder is under no obligation, however, to sell any Shares pursuant to this prospectus.

Name of Selling Stockholder	Shares of Common Stock Beneficially Owned Prior to Offering(1)	Maximum Number of Shares to be Sold	Shares of Common Stock Beneficially Owned After Offering	Percentage Ownership After Offering
Longgen Zhang	253,120	253,120	-0-	-0-
Yuan Gong	4,815	4,815	-0-	-0-
Total	257,935	257,935	-0-	-0-

(1)	Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, securities that are currently convertible or exercisable into shares of our common stock, or convertible or exercisable into shares of our common stock within 60 days of the date hereof are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Except as indicated in the footnotes to the following table, each stockholder named in the table has sole voting and investment power with respect to the shares set forth opposite such stockholder’s name. The percentage of beneficial ownership is based on 33,569,091 shares of common stock outstanding as of April 13, 2010.

PLAN OF DISTRIBUTION

The Selling Stockholders and any of their pledgees, donees, assignees and successors-in-interest may, from time to time, sell any or all of their Shares of common stock being offered under this prospectus on any stock exchange, market or trading facility on which shares of our common stock are traded or in private transactions. These sales may be at fixed or negotiated prices. The Selling Stockholders may use any one or more of the following methods when disposing of shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
•	purchases by a broker-dealer as principal and resales by the broker-dealer for its account;
•	an exchange distribution in accordance with the rules of the applicable exchange;
•	privately negotiated transactions;
•	to cover short sales made after the date that the registration statement of which this prospectus is a part is declared effective by the SEC;
•	broker-dealers may agree with the Selling Stockholders to sell a specified number of such shares at a stipulated price per share;
•	a combination of any of these methods of sale; and
•	any other method permitted pursuant to applicable law.

The shares may also be sold under Rule 144 under the Securities Act of 1933, as amended, if available for a Selling Stockholder, rather than under this prospectus. The Selling Stockholders have the sole and absolute discretion not to accept any purchase offer or make any sale of shares if they deem the purchase price to be unsatisfactory at any particular time.

The Selling Stockholders may pledge their shares to their brokers under the margin provisions of customer agreements. If a selling stockholder defaults on a margin loan, the broker may, from time to time, offer and sell the pledged shares.

Broker-dealers engaged by the Selling Stockholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, which commissions as to a particular broker or dealer may be in excess of customary commissions to the extent permitted by applicable law.

If sales of shares offered under this prospectus are made to broker-dealers as principals, we would be required to file a post-effective amendment to the registration statement of which this prospectus is a part. In the post-effective amendment, we would be required to disclose the names of any participating broker-dealers and the compensation arrangements relating to such sales.

The Selling Stockholders and any broker-dealers or agents that are involved in selling the shares offered under this prospectus may be deemed to be “underwriters” within the meaning of the Securities Act in connection with these sales. Commissions received by these broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Any broker-dealers or agents that are deemed to be underwriters may not sell shares offered under this prospectus unless and until we set forth the names of the underwriters and the material details of their underwriting arrangements in a supplement to this prospectus or, if required, in a replacement prospectus included in a post-effective amendment to the registration statement of which this prospectus is a part.

The Selling Stockholders and any other persons participating in the sale or distribution of the shares offered under this prospectus will be subject to applicable provisions of the Exchange Act, and the rules and regulations under that act, including Regulation M. These provisions may restrict activities of, and limit the timing of purchases and sales of any of the shares by, the Selling Stockholders or any other person. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and other activities with respect to those securities for a specified period of time prior to the commencement of such distributions, subject to specified exceptions or exemptions. All of these limitations may affect the marketability of the shares.

If any of the shares of common stock offered for sale pursuant to this prospectus are transferred other than pursuant to a sale under this prospectus, then subsequent holders could not use this prospectus until a post-effective amendment or prospectus supplement is filed, naming such holders. We offer no assurance as to whether any of the Selling Stockholders will sell all or any portion of the shares offered under this prospectus.

We have agreed to pay all fees and expenses we incur incident to the registration of the shares being offered under this prospectus. However, each Selling Stockholder and purchaser is responsible for paying any discounts, commissions and similar selling expenses they incur.

We and the Selling Stockholders have agreed to indemnify one another against certain losses, damages and liabilities arising in connection with this prospectus, including liabilities under the Securities Act.

Description of Capital Stock

General

Our authorized capital stock consists of 89,000,000 shares, consisting of 79,000,000 shares of common stock par value $.0001 per share, and 10,000,000 shares of preferred stock, par value $.001 per share of which 1,000,000 shares have been designated as Series A Preferred Stock, and 7,000,000 shares have been designated as Series B Preferred Stock.

Common Stock

We have 33,569,091 shares of common stock issued and outstanding as of April 13, 2010. Each holder of shares of common stock is entitled to one vote per share at stockholders’ meetings.

Dividend Rights

Subject to the rights of the holders of preferred stock, as discussed below, the holders of outstanding common stock are entitled to receive dividends out of funds legally available at the times and in the amounts that the Board of Directors may determine.

Voting Rights

Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Cumulative voting for the election of directors is not provided for in our certificate of incorporation, as amended and restated. Any action other than the election of directors shall be authorized by a majority of the votes cast, except where the Delaware General Corporation Law prescribes a different percentage of votes and/or exercise of voting power.

No Preemptive or Similar Rights

Holders of our common stock do not have preemptive rights, and shares of our common stock are not convertible or redeemable.

Right to Receive Liquidation Distributions

Subject to the rights of the holders of preferred stock, as discussed below, upon our dissolution, liquidation or winding-up, our assets legally available for distribution to our stockholders are distributable ratably among the holders of common stock.

Preferred Stock

We have 10,000,000 authorized shares of preferred stock par value $0.001 per share, of which 1,000,000 shares are designated as series A preferred stock and are issued and outstanding as of the date of this prospectus; and of which 7,000,000 shares are designated as series B preferred stock, of which 1,815,753 shares are issued and outstanding as of the date of this prospectus.

Except for the liquidation preference amount and the conversion rate, the principal terms of the series A preferred stock and series B preferred stock are substantially identical.

Voting Rights

Except with respect to specified transactions that may affect the rights, preferences, privileges or voting power of the series A and series B preferred stock and except as otherwise required by Delaware law, the series A and series B preferred stock have no voting rights. We will not effect such specified transactions, which include authorizing, creating, issuing or increasing the authorized or issued amount of any class or series of stock, ranking pari passu or senior to the series A and series B preferred stock, with respect to the distribution of assets on liquidation, dissolution or winding up, without the affirmative vote or consent of the original holder of the series A and series B preferred stock and the holders of 25.0% of each of series A and series B preferred stock outstanding at the time, the calculation of which will include the original holder’s percentage of ownership of the series A and series B preferred stock, respectively, outstanding at the time, given in person or by proxy, either in writing or at a meeting, in which the holders of the series A and series B preferred stock vote separately as a class. The shares of common stock into which the series A and series B preferred stock are convertible will, upon issuance, have all of the same voting rights as other issued and outstanding shares of common stock and none of the rights of the series A and series B preferred stock.

Dividends Rights

The holders of the series A and series B preferred stock are not entitled to any dividends.

Conversion of Series A Preferred Stock

At any time on or after the issuance date, the holder of any such shares of series A preferred stock may, at the holder’s option, elect to convert all or any portion of the shares of series A preferred stock held by such person into a number of fully paid and nonassessable shares of common stock equal to the quotient of (i) the liquidation preference amount ($10.00) of the shares of series A preferred stock being converted divided by (ii) the conversion price, which initially is $2.20 per share, subject to certain adjustments, such as in the event of (i) combination, stock split, or reclassification of the common stock; (ii) capital reorganization; (iii) distribution of dividends; or (iv) the issuance or sale of additional shares of common stock or common stock equivalents. Pursuant to the terms of the Certificate of Designation when in effect, at no time may a holder of shares of series A preferred stock convert into shares of common stock if the number of shares of common stock to be issued pursuant to such conversion would cause the number of shares of common stock beneficially owned by such holder and its affiliates at such time, when aggregated with all other shares of common stock owned by such holder and its affiliates at such time, result in such holder and its affiliates beneficially owning in excess of 9.99% of the then issued and outstanding shares of common stock at such time. However, a holder of series A preferred stock is entitled to waive this cap upon a 61-day notice to us.

Conversion of Series B Preferred Stock

The holders of series B preferred stock may, at their option, elect to convert all or any portion of the shares of series B preferred stock held by them into shares of our common stock equal to (i) the series B liquidation preference amount, divided by (ii) the conversion price in effect as of the date of conversion. The “series B liquidation preference amount” refers to an amount equal to $3.65 per share of the series B preferred stock before any payment shall be made or any payment distributed to the stockholders of common stock or other junior stock in the event of liquidation, dissolution or winding up of our affairs. The “conversion price” with respect to the series B preferred stock initially refers to $3.65 per share, subject to adjustment such as in the event of (i) combination, stock split, or reclassification of the common stock; (ii) capital reorganization; (iii) distribution of dividends; or (iv) the issuance or sale of additional shares of common stock or common stock equivalents. Pursuant to the terms of the Certificate of Designation when in effect, at no time may a holder of shares of series B preferred stock convert shares into common stock if the number of shares of common stock to be issued pursuant to such conversion would cause the number of shares of common stock beneficially owned by such holder and its affiliates at such time, when aggregated with all other shares of common stock owned by such holder and its affiliates at such time, result in such holder and its affiliates beneficially owning in excess of 9.99% of the then issued and outstanding shares of common stock at such time. However, a holder of series B preferred stock is entitled to waive this cap upon a 61-day notice to us.

Failure to Timely Convert

If within three trading days of our receipt of an executed copy of a conversion notice the transfer agent fails to issue and deliver to a holder the number of shares of common stock to which such holder is entitled upon such holder’s conversion of the series A or series B preferred stock or within five trading days fails to issue a new preferred stock certificate representing the number of series A or series B preferred stock to which such holder is entitled, we will pay additional damages to such holder on each trading day after such third or fifth trading day, as the case may be, that such conversion is not timely effected in an amount equal to 0.5% of the product of (A) the sum of the number of shares of common stock not issued to the holder on a timely basis and to which such holder is entitled and, in the event we failed to deliver a preferred stock certificate to the holder on a timely basis, the number of shares of common stock issuable upon conversion of the shares of series A or series B preferred stock represented by such certificate, as of the last possible date which we could have issued such certificate to such holder timely and (B) the closing bid price of our common stock on the last possible date which we could have issued such common stock and such preferred stock certificate, as the case may be, to such holder timely. If we fail to pay those additional damages within five trading days of the date incurred, then such payment will bear interest at the rate of 2.0% per month (prorated for partial months) until such payments are made.

For the purposes of this provision with respect to our common stock, the term “closing bid price” shall mean, for any security as of any date, the last closing bid price of such security on the NASDAQ or other principal exchange on which such security is traded as reported by Bloomberg, or, if no closing bid price is reported for such security by Bloomberg, the last closing trade price of such security as reported by Bloomberg, or, if no last closing trade price is reported for such security by Bloomberg, the average of the bid prices of any market makers for such security as reported in the “pink sheets” by the National Quotation Bureau, Inc. If the closing bid price cannot be calculated for such security on such date on any of the foregoing bases, the closing bid price of such security on such date shall be the fair market value as mutually determined by the Company and the holders of a majority of the outstanding shares of series A or series B preferred stock, as applicable.

Liquidation Rights of Series A and Series B Preferred Stock

In the event of the liquidation, dissolution or winding up of our affairs, whether voluntary or involuntary, the holders of shares of series A and series B preferred stock then outstanding are entitled to receive, out of our assets available for distribution to stockholders, a liquidation preference amount of $10.00 per share for the series A preferred stock, and a liquidation preference amount of $3.65 per share for the series B preferred stock before any payment is made or any assets are distributed to the holders of the common stock or any other junior stock. The series A preferred stock and series B preferred stock rank pari passu. If our assets are not sufficient to pay in full the liquidation preference amount payable to the holders of outstanding shares of the series A preferred stock and series B preferred stock or any other class of stock ranking pari passu, as to rights on liquidation, dissolution or winding up, then all of said assets will be distributed among the holders of the series A and series B preferred stock and the other classes of stock ranking pari passu with the series A and series B preferred stock, if any, ratably in accordance with the respective amounts that would be payable on such shares if all amounts payable thereon were paid in full. The liquidation payment with respect to each outstanding fractional share of series A and series B preferred stock, respectively, will be equal to a ratably proportionate amount of the liquidation payment with respect to each outstanding share of series A and series B preferred stock, respectively. All payments pursuant thereto are to be in cash, property (valued at its fair market value as determined by an independent appraiser chosen by us and reasonably acceptable to the holders of a majority of the series A and series b preferred stock) or a combination thereof; provided, however, that no cash is to be paid to holders of junior stock unless each holder of the outstanding shares of series A and series B preferred stock have been paid in cash the full liquidation preference amount to which such holder is entitled as provided herein.

Series A-1 and A-2 Warrants

Pursuant to the financing we completed on October 23, 2007, we issued a Series A-1 Warrant to purchase 3,409,091 shares of our common stock at an exercise price of $3.00 and a Series A-2 Warrant to purchase 2,272,728 shares of our common stock at an exercise price of $4.40. Each warrant has a five-year term from the issuance date. As of the date of this prospectus, the Series A-1 Warrant is exercisable for 1,704,545 shares of common stock and the Series A-2 Warrant is exercisable for 2,272,728 shares of common stock.

The Warrants, at the option of the holder, may be exercised by cash payment of the exercise price or if the registration statement is not then declared effective by the SEC, by “cashless exercise.” We will not receive any additional proceeds to the extent that warrants are exercised by cashless exercise.

Commencing 24 months following the closing of the financing, if the market value of one share of common stock is greater than the warrant price and the registration statement is not in effect, in lieu of exercising this warrant by payment of cash, the warrant holder may exercise the warrant by a cashless exercise, in which event we will issue to the holder a number of shares of our common stock computed using the following formula:

X = Y – (A)(Y)
B

Where	X	=	the number of shares of common stock to be issued to the warrant holder.
	Y	=	the number of shares of common stock purchasable upon exercise of all of the warrant or, if only a portion of the warrant is being exercised, the portion of the warrant being exercised.
	A	=	the warrant price.
	B	=	the per share market value of one share of common stock.

The exercise price and number of shares of our common stock issuable upon exercise of the warrants may be adjusted in certaincircumstances, including in the event of a stock dividend, recapitalization, reorganization, merger or consolidation.

On January 22, 2010, we entered into agreements to amend certain provisions of the warrants with the holders of the Company’s Series A-1 and Series A-2 Warrants originally issued on October 23, 2007 (the “Warrants”).

The amendment to the Series A-1 Warrant removes certain anti-dilution protection rights that were applicable if the Company were to issue new shares of common stock or common stock equivalents at a price per share less than the exercise price of the Series A-1 Warrant, which is currently $3.00. In addition, the amendment to the Series A-1 Warrant added a provision to grant the holders of the Series A-1 Warrant an approval right until October 31, 2011, over any new issuance of shares of common stock or common stock equivalents at a price per share less than the exercise price of the Series A-1 Warrant then in effect or without consideration.

Similarly, the amendment to the Series A-2 Warrant removes certain anti-dilution protection rights that were applicable if the Company were to issue new shares of common stock or common stock equivalents at a price per share less than the exercise price of the Series A-2 Warrant, which is currently $4.40. The amendment to the Series A-2 Warrant also added a provision to grant the holders of the Series A-2 Warrant an approval right until October 31, 2011, over any new issuance of shares of common stock or common stock equivalents at a price per share less than the exercise price of the Series A-2 Warrant then in effect or without consideration.

The parties agreed that the amendments to the Warrants would be retroactive from and including, January 1, 2009.

No fractional shares will be issued upon exercise of the warrants. If, upon exercise of a warrant, a holder would be entitled to receive a fractional interest in a share, we will pay to the holder cash equal to such fraction multiplied by the then fair market value of one full share. Pursuant to the terms of the warrants, we will not effect the exercise of any warrants, and no person who is a holder of any warrant has the right to exercise his/her warrants, if after giving effect to such exercise, such person would beneficially own in excess of 9.99% of the then outstanding shares of our common stock. However, a holder of a warrant is entitled to waive this cap upon a 61-day notice to us.

Anti-Takeover Provisions

Delaware Anti-Takeover Law

Under Section 203 of the Delaware Corporation Law (the “Delaware anti-takeover law”), certain “business combinations” are prohibited between a Delaware corporation, the stock of which is generally publicly traded or held of record by more than 2,000 stockholders, and an “interested stockholder” of such corporation for a three-year period following the date that such stockholder becomes an interested stockholder, unless (i) the corporation has elected in its certificate of incorporation not to be governed by the Delaware anti-takeover law (the Company has not made such an election); (ii) the business combination is approved by the board of directors of the corporation before the other party to the business combination becomes an interested stockholder; (iii) upon consummation of the transaction which results in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85.0% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan); or (iv) the business combination is approved by the board of directors of the corporation and ratified by 66.7% of the voting stock which the interested stockholder does not own. The three-year prohibition also does not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of certain extraordinary transactions involving the corporation and a person who has not been an interested stockholder during the previous three years or who becomes an interested stockholder with the approval of a majority of the corporation’s directors. The term “business combination” is defined generally to include mergers or consolidations between a Delaware corporation and an interested stockholder, transactions with an interested stockholder involving the assets or stock of the corporation or its majority-owned subsidiaries, and transactions which increase an interested stockholder’s percentage ownership of stock. The term “interested stockholder” is defined generally as those stockholders who become beneficial owners of 15.0% or more of a Delaware corporation’s voting stock. These statutory provisions could delay or frustrate the removal of incumbent directors or a change in control of the Company. They could also discourage, impede, or prevent a merger, tender offer, or proxy contest, even if such event would be favorable to the interests of stockholders.

Anti-takeover Provisions of our Certificate of Incorporation.

Our Certificate of Incorporation grants the Board of Directors the authority, without any further vote or action by stockholders, to issue preferred stock in one or more series, fix the number of shares constituting the series and establish the preferences, limitations and relative rights, including dividend rights, dividend rate, voting rights, terms of redemption, redemption price or prices, redemption rights and liquidation preferences of the shares of the series. The existence of authorized but unissued preferred stock could reduce our attractiveness as a target for an unsolicited takeover bid, since we could, for example, issue preferred stock to parties who might oppose such a takeover bid, or issue shares with terms the potential acquirer may find unattractive. This may have the effect of delaying or preventing a change in control, discourage bids for the common stock at a premium over the market price, and adversely affect the market price, and voting and other rights of holders of common stock. The board of directors does not at present intend to seek stockholder approval prior to any issuance of currently authorized preferred stock, unless otherwise required by law.

LEGAL MATTERS

The validity of the securities offered hereby has been passed upon for us by Loeb & Loeb LLP, New York, New York.

EXPERTS

Our financial statements as of and for the years ended December 31, 2009 and 2008 included in this prospectus and in the registration statement have been audited by Sherb & Co., Boca Raton, Florida, an independent registered public accounting firm, as stated in their report appearing herein.

WHERE YOU CAN FIND MORE INFORMATION

You may read and copy the registration statement of which this prospectus is a part at the SEC’s Public Reference Room, which is located at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of the registration statement by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the SEC’s Public Reference Room. In addition, the SEC maintains an Internet web site, which is located at www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. You may access the registration statement of which this prospectus is a part at the SEC’s Internet web site. We are subject to the information reporting requirements of the Securities Exchange Act of 1934, and we will file reports, proxy statements and other information with the SEC.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The following documents filed by us with the Securities and Exchange Commission are incorporated by reference in this prospectus:

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2009, filed on March 31, 2010.
•	Current Report on Form 8-K dated March 12, 2010, filed on March 12, 2010;
•	Current Report on Form 8-K dated February 25, 2010, filed on March 3, 2010;
•	Current Report on Form 8-K dated January 28, 2010, filed on February 2, 2010;
•	Current Report on Form 8-K dated January 22, 2010, filed on January 28, 2010; and
•	The description of our common stock contained in the Registration Statement on Form 8-A12B dated June 23, 2009, filed on June 24, 2009.

All documents subsequently filed with the Securities and Exchange Commission by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, after the date of the filing of this registration statement and prior to the filing of a post-effective amendment which indicates that all securities offered herein have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference herein and to be part of this prospectus from the respective dates of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes hereof or of the related prospectus supplement to the extent that a statement contained herein or in any other subsequently filed document which is also incorporated or deemed to be incorporated herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in the prospectus but not delivered with the prospectus. You may request a copy of these filings, excluding the exhibits to such filings which we have not specifically incorporated by reference in such filings, at no cost, by writing us at Dongxin Century Square, 7th Floor, Hi-Tech Development District, Xi’an, Shaanxi Province, PRC, or calling us at 86-29-8268-3920.

DISCLOSURE OF COMMISSION POSITION
ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the “Securities Act”).

The Certificate of Incorporation and By-Laws of the Registrant provide that the registrant shall indemnify any person to the full extent permitted by the Delaware General Corporation Law (the “DGCL”). Section 145 of the DGCL, relating to indemnification, is hereby incorporated herein by reference.

In accordance with Section 102(a)(7) of the DGCL, the Certificate of Incorporation of the registrant eliminates the personal liability of directors to the registrant or its stockholders for monetary damages for breach of fiduciary duty as a director with certain limited exceptions set forth in Section 102(a)(7). In addition, the registrant currently maintains an officers’ and directors’ liability insurance policy which insures, Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant, pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

We have been advised that, in the opinion of the SEC, indemnification for liabilities arising under federal securities laws is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against these types of liabilities, other than the payment by us of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding, is asserted by a director, officer or controlling person in connection with the securities being registered, we will (unless in the opinion of our counsel, the matter has been settled by controlling precedent) submit to a court of appropriate jurisdiction, the question whether indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue. The legal process relating to this matter if it were to occur is likely to be very costly and may result in us receiving negative publicity, both of which are likely to materially reduce the market and price for our shares.

257,935 Shares

CHINA INTEGRATED ENERGY, INC.

Common Stock

PROSPECTUS

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus or any prospectus supplement. This prospectus is not an offer of these securities in any jurisdiction where an offer and sale is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, to be paid by the Registrant in connection with the issuance and distribution of the common stock being registered. All amounts other than the SEC registration fees and FINRA fees are estimates.

SEC Registration Fees	$3,508.16
FINRA Fees	7,910.00
Printing and Engraving Expenses	25,000.00
Legal Fees and Expenses	150,000.00
Accounting Fees and Expenses	80,000.00
Miscellaneous	15,000.00
Total	$281,418.16

Item 15. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the “Securities Act”).

The Certificate of Incorporation and By-Laws of the Registrant provide that the registrant shall indemnify any person to the full extent permitted by the Delaware General Corporation Law (the “DGCL”). Section 145 of the DGCL, relating to indemnification, is hereby incorporated herein by reference.

In accordance with Section 102(a)(7) of the DGCL, the Certificate of Incorporation of the registrant eliminates the personal liability of directors to the registrant or its stockholders for monetary damages for breach of fiduciary duty as a director with certain limited exceptions set forth in Section 102(a)(7).

In addition, the registrant currently maintains an officers’ and directors’ liability insurance policy which insures, insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant, pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

Item 16. Exhibits and Financial Schedules

EXHIBITS

The following exhibits are filed as part of this registration statement:

EXHIBIT NUMBER	DESCRIPTION
1.1*	Form of Underwriting Agreement
2.1	Share Exchange Agreement dated as of October 23, 2007.(1)
2.2	Agreement and Plan of Merger, dated November 15, 2007.(2)
3.1	Certificate of Correction filed on July 24, 2007.(3)
3.1	Certificate of Amendment filed on June 11, 2007.(4)
3.1	Articles of Incorporation.(5)
3.1	Certificate of Amendment to Articles of Incorporation.(6)
3.1	Certificate of Ownership and Merger, dated November 15, 2007.(2)
3.1	Certificate of Incorporation of China Bio Energy Holding Group Co., Ltd.(7)
3.1*	Certificate of Amendment of Certificate of Incorporation, dated September 17, 2009
3.2	By-laws.(5)
4.1	Form of Warrant.(1)

EXHIBIT NUMBER	DESCRIPTION
4.2	Amended and Restated Certificate of Designation of the Relative Rights and Preferences of the Series A Convertible Preferred Stock.(1)
4.3	Certificate of Designation of the Relative Rights and Preferences of Series B Convertible Preferred Stock(10)
4.4	Form of Debenture(9)
5.1*	Opinion of Loeb & Loeb regarding legality of securities.
10.1	Securities Purchase Agreement, dated as of October 23, 2007.(1)
10.2	Insider Registration Rights Agreement, dated as of October 23, 2007.(1)
10.3	Financing Registration Rights Agreement, dated as of October 23, 2007.(1)
10.4	Share Escrow Agreement, dated as of October 23, 2007.(1)
10.5	Public Relations Escrow Agreement, dated as of October 23, 2007.(1)
10.6	Exclusive Business Cooperation Agreement by and between Redsky China and Xi’an Baorun Industrial, dated as of October 19, 2007.(7)
10.7	Exclusive Option Agreement by and between Xincheng Gao and Xi’an Baorun Industrial, dated as of October 19, 2007.(7)
10.8	Exclusive Option Agreement by and between Huiling Gao and Xi’an Baorun Industrial, dated as of October 19, 2007.(7)
10.9	Exclusive Option Agreement by and between Yunlong Liu and Xi’an Baorun Industrial, dated as of October 19, 2007.(7)
10.10	Equity Pledge Agreement by and among Redsky China, Xi’An Baorun Industrial and Gao Xincheng, dated as of October 19, 2007.(7)
10.11	Equity Pledge Agreement by and among Redsky China, Xi’an Baorun Industrial and Huiling Gao, dated as of October 19, 2007.(7)
10.12	Equity Pledge Agreement by and among Redsky China, Xi’an Baorun Industrial and Yunlong Liu, dated as of October 19, 2007.(7)
10.13	Incentive Option Agreement by and between Redsky and Xincheng Gao, dated as of October 19, 2007.(7)
10.14	Power of Attorney of Xincheng Gao.(8)
10.15	Power of Attorney of Huiling Gao.(8)
10.16	Power of Attorney of Yunlong Liu.(8)
10.17	Nominee Letter between Redsky China and Xincheng Gao.(8)
10.18	Nominee Letter between Redsky China and Huiling Gao.(8)
10.19	Nominee Letter between Redsky China and Yunlong Liu.(8)
10.20	Employment Agreement between Xi’an Baorun Industrial and Xincheng Gao, dated as of October 23, 2007.(8)
10.21	Employment Agreement between Xi’an Baorun Industrial and Gaihong Li, dated as of October 23, 2007.(8)
10.22	Employment Agreement between Xi’an Baorun Industrial and Jun Chen, dated as of October 23, 2007.(8)
10.23	Amendment to Exclusive Business Cooperation Agreement, dated March 24, 2008.(8)
10.24	Sales Contract of Finished Oil by and between Chuan Yu Branch of China Petroleum & Chemical Sales Corporation and Xi’an Baorun Industrial, dated as of January 10, 2007.(8)
10.25	Finished Oil Sales Contract by and between Sales Company of Shaanxi Yanchang Petroleum Oil (Group) Co., Ltd. and Xi’an Baorun Industrial, dated as of January 10, 2007.(8)
10.26	Sales Contract of Finished Oil by and between Shangdong Jin Cheng Petrochemical Group Co. Ltd. and Xi’an Baorun Industrial, dated January 10, 2007.(8)
10.27	Sales Contract of Finished Oil Zibo City Lin Zi Lu Hua Refined Chemicals Co., Ltd. and Xi’an Baorun Industrial, dated November 28, 2006.(8)
10.28	Sales Contract of Finished Oil by and between Hubei Hong Xin Petrochemical Industrial Co., Ltd. and Xi’an Baorun Industrial, dated September 16, 2006.(8)
10.29	Sales Contract of Finished Oil by and between Shouguang City Lian Meng Petroleum & Chemical Co., Ltd. and Xi’an Baorun Industrial, dated as of May 10, 2005.(8)
10.30	Securities Purchase Agreement, dated as of October 14, 2008.(9)
10.31	Registration Rights Agreement, dated as of October 14, 2008.(9)

EXHIBIT NUMBER	DESCRIPTION
10.32	Share Escrow Agreement, dated as of October 14, 2008.(9)
10.33	Management Escrow Agreement, dated as of October 14, 2008.(9)
10.34	Form of Warrant Exercise Agreement.(9)
10.35	Gas Station Lease Agreement, dated as of May 20, 2008.(10)
10.36	Employment Agreement with Albert C. Pu dated as of January 22, 2009.(11)
10.37	Gas Station Lease Agreement, dated as of May 28, 2009.(12)
10.38*	Gas Station Lease Agreement, dated as of February 1, 2007.
10.39*	Gas Station Lease Agreement, dated as of July 27, 2009.
10.40*	Land Lease Agreement, dated as of April 20, 2006.
10.41*	Oil Storage Service Agreement, effective as of January 1, 2009.
10.42*	Oil Storage Service Agreement, dated as of August 26, 2008.
10.43*	Finished Oil Sales Contract by and between Yanchang Petroleum Oil (Group) Co., Ltd. and Xi’an Baorun Industrial, effective as of December 23, 2008.
10.44*	Finished Oil Sales Contract by and between China Petroleum & Chemical Corporation Chuanyu Trading Co., Ltd. and Xi’an Baorun Industrial, dated as of January 25, 2009.
10.45*	Registration Rights Agreement, dated September 10, 2009, by and between the Company and Longgen Zhang and Yuan Gong.
10.46*	Lease Contract, dated April 30, 2008, amending the terms of the Land Lease Agreement, dated April 20, 2006.
10.47	Finished Oil Products Sales Contract by and between Yanchang Petroleum (Group) Corp. Ltd. and Xi’an Baorun Industrial Development Co.(13)
10.48	Finished Oil Products Sales Contract by and between Yanchang Petroleum (Group) Corp. Ltd. and Xi’an Baorun Industrial Development Co.(13)
10.49	Gas Station Lease Agreement with Andong Gas Station, dated December 17, 2009(13)
10.50	Gas Station Lease Agreement with Xi’an Jindou Gas Station, dated December 15, 2009(13)
10.51	Finished Oil Sales Contract by and between Chongqing Oil Subsidiary Company of China Petroleum & Chemical Corporation, dated as of January 6, 2010(13)
10.52	Equity Transfer Agreement for Hanyang Jinzheng Petroleum Sales Co., Ltd, dated December 13, 2009(13)
14	Code of Business Conduct and Ethics.(8)
21	List of Subsidiaries.(7)
23.1+	Consent of Sherb & Co.
24*	Power of Attorney (contained in the signature page of the Registration Statement)

+	Filed herewith.
*	Previously filed
(1)	Incorporated by reference to the Company’s Form 8-K, filed with the SEC on October 29, 2007.
(2)	Incorporated by reference to the Company’s Form 8-K, filed with the SEC on November 23, 2007.
(3)	Incorporated by reference to the Company’s Form 10-QSB filed on November 13, 2007.
(4)	Incorporated by reference to the Company’s Form 10-QSB filed on August 3, 2007.
(5)	Incorporated by reference to the Company’s Registration Statement on Form 10-SB.
(6)	Incorporated by reference to the Company’s Definitive Information Statement filed on September 19, 2003.
(7)	Incorporated by reference to the Company’s Registration Statement on Form S-1 initially filed on December 7, 2007.
(8)	Incorporated by reference to the Company’s Form 10-K filed on March 31, 2008.
(9)	Incorporated by reference to the Company’s Form 8-K filed on October 20, 2008.
(10)	Incorporated by reference to the Company’s Form 10-K, filed on March 25, 2009.
(11)	Incorporated by reference to the Company’s Form 10-Q filed on May 13, 2009.
(12)	Incorporated by reference to the Company’s Form 10-Q filed on August 11, 2009.
(13)	Incorporated by reference to the Company’s Form 10-K filed on March 31, 2010.

UNDERTAKINGS

Undertaking Required by Item 512 of Regulation S-K.

(a)	The undersigned registrant will:
(1)	File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:
(i)	include any prospectus required by Section 10(a)(3) of the Securities Act;
(ii)	reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information in the registration statement; and notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee”table in the effective registration statement; and
(iii)	include any additional or changed material information on the plan of distribution.
(2)	For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.
(3)	File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.
(6)	For determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the registrant undertakes that in a primary offering of securities of the registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:
(i)	Any preliminary prospectus or prospectus of the registrant relating to the offering required to be filed pursuant to Rule 424;
(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the registrant or used or referred to by the registrant;
(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the registrant or its securities provided by or on behalf of the registrant; and
(iv)	Any other communication that is an offer in the offering made by the registrant to the purchaser.
(b)	The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(d)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:
(i)	Each prospectus filed by the registrant pursuant to 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and
(ii)	Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.
(h)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing this post-effective amendment No. 1 to Form S-1 on Form S-3 and has authorized this post-effective amendment No. 1 to Form S-1 on Form S-3 to be signed on its behalf by the undersigned in the City of Xi’an, PRC, on April 30, 2010.

CHINA INTEGRATED ENERGY, INC.

/s/ Xincheng Gao
Name: Xincheng Gao
Title: Chief Executive Officer and President

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date
/s/ Xincheng Gao Xincheng Gao	Chairman, Chief Executive Officer and President (Principal Executive Officer)	April 30, 2010
* Albert C. Pu	Chief Financial Officer (Principal Accounting Officer)	April 30, 2010
* Gaihong Li	Director	April 30, 2010
* Larry Goldman	Director	April 30, 2010
* Christopher Wenbing Wang	Director	April 30, 2010
* Junrong Guo	Director	April 30, 2010
*/s/ Xincheng Gao Attorney-in-Fact